Exhibit 99.2

Deloitte & Touche Ltda. Ed. Corficolombiana Calle 16 Sur No. 43A - 49 P. 9 y 10 A.A. 404 Nit. 860.005.813-4 Medellín Colombia Tel: +57(4) 313 88 99 Fax: +57(4) 313 93 43 www.deloitte.com/co

INDEPENDENT AUDITORS' REPORT

To the stockholders of
ISAGEN S.A. E.S.P.:

We have audited the accompanying financial statements of ISAGEN S.A. E.S.P., which comprise the statements of financial position as of December 31, 2015, 2014 and 2013, and the related statements of income and other comprehensive income, changes in shareholders' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISAGEN S.A. E.S.P. as of December 31, 2015, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
As further described in note 1.3 to the accompanying financial statements, the Company restated the previously issued financial statements for the years ended December 31, 2014 and 2013 due to the recognition of (i) revenues derived from the Automatic Generation Control commercial responsibility costs and (ii) costs of sales derived from the reliability charge returns. In addition, the Company also expanded certain disclosures from those previously presented. Our opinion is not modified with respect to these matters.

Medellín, Colombia

April 6, 2016

DELOITTE & TOUCHE LTDA.

/s/. Jorge Enrique Múnera Durango
Jorge Enrique Múnera Durango
Partner

2

ISAGEN S.A. E.S.P.
STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2015, 2014 and 2013
(Amounts expressed in million of Colombian pesos)

ASSETS	NOTES	2015	2014	2013	LIABILITIES AND EQUITY	NOTES	2015	2014	2013

NON-CURRENT ASSETS					EQUITY
PROPERTIES, PLANT AND EQUIPMENT	6	7,268,038	7,269,154	6,474,605	SHARE CAPITAL	13	133,578	68,152	68,152
INTANGIBLE ASSETS	7	73,535	54,841	50,543	RESERVES	14	1,697,050	1,807,208	1,590,509
COMMERCIAL RECEIVABLES ACCOUNTS AND OTHER RECEIVABLES ACCOUNTS	8	43,322	19,576	14,322	CAPITAL SURPLUS		49,344	49,344	49,344
LONG-TERM INVESTMENTS		84	84	84	RETAINED EARNINGS		1,284,227	1,362,849	1,402,940
OTHER ASSETS	9	909	909	1,307	TOTAL COMPREHENSIVE INCOME FOR THE YEAR		296,100	357,961	393,875

TOTAL NON-CURRENT ASSETS		7,385,888	7,344,564	6,540,861	TOTAL SHAREHOLDER´S EQUITY		3,460,299	3,645,514	3,504,820

CURRENT ASSETS					NON-CURRENT LIABILITIES

INVENTORIES	10	97,705	109,847	92,356	BORROWINGS	15	3,427,738	3,299,149	2,616,413
COMMERCIAL RECEIVABLES ACCOUNTS AND OTHER RECEIVABLES ACCOUNTS	8	475,313	304,690	270,595
OTHER ASSETS	9	43,534	37,539	18,052	DEFERRED INCOME TAX	16	683,425	568,332	523,205
CASH EQUIVALENTS	11	1,822	84,522	20,538	PROVISIONS	17	103,064	96,037	86,950
CASH AND BANKS	12	364,513	244,301	229,155	ACCOUNTS PAYABLE	19	13,940	10,101	64,876

TOTAL CURRENT ASSETS		982,887	780,899	630,696	TOTAL NON-CURRENT LIABILITIES		4,228,167	3,973,619	3,291,444

					CURRENT LIABILITIES

					ACCOUNTS PAYABLE	19	298,148	309,484	140,224
					BORROWINGS	15	310,486	96,537	70,535
					TAXES, CONTRIBUTIONS AND RATES	18	16,773	23,040	50,140
					LABOR LIABILITIES		12,230	10,057	9,701
					PROVISIONS	17	13,879	38,080	61,174
					OTHER LIABILITIES	20	28,793	29,132	43,519
					TOTAL CURRENT LIABILITIES		680,309	506,330	375,293
					TOTAL LIABILITIES		4,908,476	4,479,949	3,666,737

TOTAL ASSETS		8,368,775	8,125,463	7,171,557	TOTAL LIABILITIES AND EQUITY		8,368,775	8,125,463	7,171,557

ISAGEN S.A. E.S.P.
STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2015,  2014 AND 2013
(Amounts expressed in million of Colombian pesos)

	NOTES	2015	2014	2013

REVENUES (**)	21	2,844,022	2,277,246	1,938,156

COST OF SALES (**)	22	(1,752,593)	(1,566,370)	(1,277,422)

GROSS PROFIT		1,091,429	710,876	660,734

OTHER INCOME	23	26,984	12,212	13,963

ADMINISTRATIVE EXPENSES	24	(153,535)	(118,601)	(110,957)

OTHER EXPENSES	25	(31,974)	(19,349)	(20,162)

FINANCIAL INCOME	26	76,845	27,894	19,598

FINANCIAL EXPENSES	27	(514,964)	(104,560)	(71,094)

PROFIT BEFORE TAX		494,785	508,472	492,082

INCOME TAX EXPENSE

Current	17	(81,651)	(105,065)	(107.105)

Deferred	16 and 31	(115,753)	(44,990)	(14,590)

		(197,404)	(150,055)	(121,695)

NET PROFIT		297,381	358,417	370,387

OTHER COMPREHENSIVE (LOSS) INCOME

Items that will not be reclassified into gains and losses:

Actuarial (losses) income from defined benefit plans	31	(1,941)	(319)	35,057

Income tax related to components of other comprehensive income	16 and 31	660	(137)	(11,569)
Other comprehensive (loss) income for the year after tax		(1,281)	(456)	23,488

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		296,100	357,961	393,875

BASIC AND DILUTED EARNINGS PER SHARE (*)	28	109.09	131.48	135.87

(*) Figure expressed in Colombian pesos
(**) The figures for the years ended December 31, 2014 and 2013 relating to revenues and cost of sales have been restated with respect to those previously reported according with indicated en note 1.3

The accompanying notes form an integral part of the financial statements.

ISAGEN S.A. E.S.P.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Amounts expressed in million of Colombian pesos)

	Notes	2015	2014	2013
CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
NET PROFIT FOR THE YEAR		297,381	358,417	370,387

PLUS (MINUS) EXPENSES (INCOME) THAT DID NOT AFFECT THE CASH AND CASH EQUIVALENTS:
Depreciation	6	237,728	153,668	147,138
Amortization of other assets	7	3,546	3,500	3,384
Impairment of inventories	10	4,715	567	(442)
Deferred tax	16	115,753	44,990	26,159
Impairment (recovery) of accounts receivable	8	7,100	(1,903)	(3,851)
Loss on sale or withdrawal of property, plant and equipment, inventories and other assets		4,040	582	72
Amortized cost of debt		61,550	24,973	26,208
Net foreign exchange of borrowings		74,828	44,408	(6,832)
		806,641	629,202	562,223
CHANGES IN ASSETS AND LIABILITIES:
Loans and accounts receivable		(201,468)	(37,446)	106,724
Inventories		42,764	(4,750)	4,312
Other assets		(5,994)	(19,089)	(17,058)
Accounts payable		313,184	356,184	61,865
Labor liabilities		(282)	1,847	1,575
Taxes, liens and rates		(6,267)	(27,100)	(24,311)
Provisions		65,610	64,156	94,180
Other liabilities		(339)	(14,387)	(18,018)
CASH PROVIDED BY OPERATING ACTIVITIES		1,013,849	948,617	771,492
Interest paid		(320,681)	(241,696)	(181,245)
Income tax paid		(82,271)	(79,973)	(55,514)
NET CASH PROVIDED BY OPERATING ACTIVITIES		610,897	626,948	534,733
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment		(296,247)	(964,997)	(879,703)
Increase in intangibles assets		(1,982)	(1,264)	(2,200)
NET CASH USED IN INVESTING ACTIVITIES		(298,229)	(966,261)	(881,903)
CASH FLOWS FROM FINANCING ACTIVITIES:
Funds received from borrowings		259,330	673,525	538,377
Payment of borrowings		(53,171)	(37,815)	(52,889)
Sale of repurchased shares		-	-	1,747
Payment of cash dividends		(481,315)	(217,267)	(188,918)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(275,156)	418,443	298,317
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		37,512	79,130	(48,853)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		328,823	249,693	298,546

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		366,335	328,823	249,693
Cash and cash equivalents at year-end comprise:
Cash		364,513	244,301	229,155
Cash equivalents		1,822	84,522	20,538
		366,335	328,823	249,693

The accompanying notes form an integral part of the financial statements.

ISAGEN S.A. E.S.P.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013
(Amounts expressed in million Colombian pesos)

	Share capital	Capital surplus	Reserves	Retained earnings	Other comprensive (loss) income	Total
Saldos al 31 de diciembre de 2012	66,467	51,796	1,318,524	1,868,397	(7,067)	3,298,117

Appropriations made by the General Meeting of Shareholders	-	-	288,338	(288,338)	-	-

Sale of repurchased shares	1.685-	(2,452)	-	2,513	-	1,746

Actuarial profits	-	-	-	-	23,488	23,488

Cash dividends ($69.30* per share)	-	-	(16,353)	(172,565)	-	(188,918)

Net profit	-	-	-	370,387	-	370,387

Balances as at December 31, 2013	68,152	49,344	1,590,509	1,780,394	16,421	3,504,820

Appropriations made by the General Meeting of Shareholders	-	-	239,133	(239,133)	-	-

Actuarial losses	-	-	-	-	(456)	(456)

Cash dividends ($79.7* per share)	-	-	(22,434)	(194,833)	-	(217,267)

Net profit	-	-	-	358,417	-	358,417

Balances as at December 31, 2014	68,152	49,344	1,807,208	1,704,845	15,965	3,645,514

Appropriations made by the General Meeting of Shareholders	65,426	-	21,307	(86,733)	-	-

Cash dividends ($176.56* per share)	-	-	(131,465)	(349,850)	-	(481,315)

Actuarial losses	-	-	-	-	(1,281)	(1,281)

Net profit	-	-	-	297,381		297,381

Balances as at December 31, 2015	133,578	49,344	1,697,050	1,565,643	14,684	3,460,299
Notes:	13		14		31

* Figure expressed in Colombian pesos

The accompanying notes form an integral part of the financial statements.

ISAGEN S.A. E.S.P.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015, 2014 and 2013
AND FOR THE FISCAL YEARS THEN ENDED
 (amounts expressed in Colombian million pesos $
 and in thousands of United States Dollars USD, unless otherwise indicated)

GENERAL NOTES

1.1. General Information

ISAGEN S.A. E.S.P. (hereinafter also referred to as "the Company") is a mixed public services company, incorporated as a Colombian corporation "sociedad anónima", as set forth in public deed No. 230 from the Single Notary Office of Sabaneta, Department of Antioquia, on April 4, 1995, for an undefined period of duration.  Its main offices are located at Carrera 30 No. 10 C – 280 in the Municipality of Medellín, Department of Antioquia, Colombia.
The Company main shareholder as from January 22, 2016 is BRE Colombia Investment L.P. with a share of 57.6%. This company belongs to Brookfield Renewable Energy Partners LP, which in turn is a subsidiary of the Canadian Brookfield Asset Management as described in note 34 to the financial statements.
ISAGEN S.A. E.S.P.' main corporate purpose is the generation and marketing of electric power, marketing of natural gas through networks, and the marketing of coal, steam and other energy sources for industrial use.
In order to develop its corporate purpose, the Company has the following power generation plants:
•	San Carlos Hydroelectric
•	Jaguas Hydroelectric
•	Calderas Hydroelectric
•	Miel I Hydroelectric
•	Amoyá Hydroelectric
•	Termocentro combined cycle thermal power plant
•	Sogamoso Hydroelectric

Notes to Financial Statements

The Sogamoso Hydroelectric Power Plant started full commercial operation on December 20, 2014, after a period of construction that began in 2009.
The Amoyá Hydroelectric Power Plant started full commercial operation on May, 2013.

1.2   Purpose of these financial statements and approval date

The financial statements of ISAGEN S.A. E.S.P. ("ISAGEN" or the "Company") for the years ended December 31, 2015, 2014 and 2013 have been prepared only for their inclusion by the Company's indirect controlling shareholder Brookfield Renewable Energy Partners LP ("Brookfield") with the Toronto Stock Exchange ("TSX") and the Securities and Exchange Commission ("SEC") in connection with Brookfield's acquisition of a controlling equity interest in the Company (see note 34).
These financial statements have been approved by the Board of Directors and authorized for issue on April 6, 2016.

1.3. Restatement of financial statements

At the end of 2015, a modification was made to the accounting procedure of reliability charges return and AGC (Automatic Generation Control) commercial responsibility costs.  The first was accounted as cost whereas the second was registered net of AGC service provision income according to liquidations made by market agent.  It was observed that presenting reliability charges returns as a lower value of income and registering the commercial responsibility charge as costs more accurately reflect the nature of such transactions.  Consequently, the figures for the year 2014 and 2013 have been restated for purposes of comparability. In addition, during the preparation of these financial statements, for the purpose described in Note 1.2, the Company expanded certain disclosures from those previously presented. The amounts of these items for each year are presented below:

Notes to Financial Statements

Statement of Income and Other Comprehensive income for the year ended December 31, 2014
	As previously reported	Restatement	As restated
Revenues	2,329,620	(52,374)	2,277,246
Cost of sales	(1,618,744)	52,374	(1,566,370)

Statement of Income and Other Comprehensive income for the year ended December 31, 2013
	As previously reported	Restatement	As restated

Revenues	2,002,814	(64,658)	1,938,156

Cost of sales	(1,342,080)	64,658	(1,277,422)

This restatement does not affect gross margin or net income for the year,  has no impact on balance sheet items, cash flow neither earnings per share.

2. Summary of accounting policies

The accounting policies applied in the preparation of the financial statements are explained below. Such policies have been consistently applied in all the years presented.

Notes to Financial Statements

2.1 Basis for preparation

ISAGEN S.A. E.S.P. financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) as issued by the International Accounting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC).
The financial statements have been prepared based on historic cost, with the exception of certain financial instruments that are measured according to amortized cost or fair value, as explained in the accounting policies included hereunder. In general, historic cost is based on the fair value of the payment given or received in exchange for goods or services involved in transactions. Fair value is the price to be received for selling an asset or paid for transferring a liability through an ordered transaction among market participants on the date of its estimate.
Financial statement preparation in accordance with IFRS requires the use of certain critical accounting estimates. And, also requires management to use its judgment in the process of accounting policy application.

The areas involving a higher degree of judgment or complexity or the areas in which assumptions and estimates are significant in the financial statements are described in Note 4 – Estimates and relevant accounting policies.

2.2 Accrual Basis of Accounting

The Company prepares its financial statements applying the accrual basis of accounting, with the exception of cash flow statements which is prepaid in a cash basis.

Notes to Financial Statements

2.3 Changes in accounting policies and disclosures
2.3.1 New and revised standards and interpretations that are mandatory effective for year ended December 31, 2015

During the current year a series of amendments to IFRS have been generated which compliance is mandatory for the accounting years beginning on or after January 1, 2015.

•	Modification of IAS 19 Defined Benefits Plans: Employee contributions.

Before the amendment, employee discretional contributions to defined benefit plans are accounted as a reduction of the cost of the service when contributions are paid to plans, and employee contributions specified in the defined benefits plan are defined as a reduction of service cost when the service is rendered. The amendment requires accounting employee contributions as follows:

-	Account employee discretional contributions to the defined benefits plan as a reduction of the service cost based on plan payments.

-	Account the contributions established in defined benefits plans as a reduction in the cost of the service only if such contribution is associated to the services. Specifically, when the amount of such contribution depends on the number of years of service, the reduction of the cost of the service is made by allotting the contributions to the service periods in the same manner as benefit attribution. On the other hand, when such contributions are determined based on a fixed percentage of the salary (regardless of the years of service) recognizes the reduction of the cost of the service during the period in which the services referred to were rendered.

In ISAGEN's case, employee contributions to defined benefits plans have not been established.

•	Annual Improvements to IFRSs 2010 – 2012 Cycle and 2011 – 2013 Cycle
The company has applied the amendments to IFRSs included in the Annual Improvements to IFRSs 2010-2012 Cycle and 2011‑2013 Cycle for the first time in the current year.

The Annual Improvements to IFRSs 2012-2014 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 5 introduce specific guidance in IFRS 5 for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa). The amendments clarify that such a change should be considered as a continuation of the original plan of disposal and hence requirements set out in IFRS 5 regarding the change of sale plan do not apply. The amendments also clarifies the guidance for when held-for-distribution accounting is discontinued.

Notes to Financial Statements

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of the disclosures required in relation to transferred assets.

The amendments to IAS 19 clarify that the rate used to discount post-employment benefit obligations should be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The assessment of the depth of a market for high qualify corporate bonds should be at the currency level (i.e. the same currency as the benefits are to be paid). For currencies for which there is no deep market in such high quality corporate bonds, the market yields at the end of the reporting period on government bonds denominated in that currency should be used instead.

The application of these amendments did not have a material effect on the company's financial statements.

2.3.2 New and Revised Standards and that are not Mandatory Effective for the Year Ended December 31, 2015

Standards issued but not yet mandatory are listed below. ISAGEN will adopt the same on the date established for their enforcement.

•	IFRS 9 – Financial Instruments

IFRS 9 issued in November 2009 introduced new measuring and classification requirements of financial assets. This standard was modified in October 2010 to include requirements for measurement, classification and derecognition of financial liabilities and in November 2013 to include new requirements for general accounting of hedges.  Another revised version of IFRS 9 was issued in July 2014 mainly to include a) requirements for financial asset deterioration b) limited amendments to measurement and classification by introducing the measuring category "At fair value through other comprehensive income", for certain simple debt instruments.

Main requirements under IFRS 9:

For all financial assets recognized within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", their subsequent measurement is required at amortized cost or at fair value. Specifically, investments in debt instruments maintained in a business model which purpose is receiving contractual cash flows, and contractual cash flows that are solely payments of principal and interests on outstanding capital generally measured at amortized cost at the end of the period and subsequent periods. Financial instruments maintained within a business model which purpose is to obtain contractual cash flows as well as those associated with the sales of financial assets and having contractual terms that on specific dates provide cash flows that are solely payment of principal and interests on outstanding capital, generally measured at fair value through other comprehensive income.  All other debt and equity investment instruments are measured at fair value at the end of the period and subsequent periods.  Additionally, under IFRS 9, an entity may make an irrevocable decision to present subsequent changes in the fair value of an equity instrument (not maintained for trading purposes) in other comprehensive income and only recognize income from dividends under income.

Notes to Financial Statements

In respect with financial obligations measurement designated at fair value through profit and loss, IFRS 9 requires that value of the change in the fair value of the financial instrument attributed to changes in liability credit risk, be presented under other comprehensive income, unless said recognition may give rise to an accounting distortion of income. Changes in fair value attributed to the credit risk of the financial obligation are not subsequently reclassified in income. Under IAS 39, the total amount of change in the fair value of the financial obligation designated at fair value through profit and loss is presented in the statement of earnings

With respect to financial asset impairment, the standard requires a model of future credit losses as opposed to the model of credit losses incurred under IAS 39. The model of expected credit losses and the changes in such losses on each reporting date to reflect changes in credit risks since the initial recognition. In other words, it is no longer necessary for a credit default to occur before loss recognition.

The new general hedge accounting keeps the three types of mechanisms for hedge accounting available under IAS 39. Under IFRS 9, greater flexibility was introduced to the types of transactions eligible for hedge accounting, specifically, increasing the types of instruments classified as hedging instruments and the types of risk components of non-financial items eligible for hedge accounting. Additionally, the effectiveness test has been revised and replaced by the principle of "economic relationship". The retroactive evaluation of hedge effectiveness is no longer required. Improvements were included to the requirements of disclosure of an entity's risk management activities.

Company management does not foresee a material impact on its financial statements when application of this IFRS standard begins, it is expected to become mandatory as of January 1, 2018.

•	IFRS 15 Revenue from Contracts with Customers
In May 2014, this standard was issued to establish a single model to be used by entities for accounting revenue derived from contracts with clients. IFRS 15 will replace the current guidelines to recognize income included under IAS 18 "Revenue", IAS 11 "Construction Contracts" and related interpretations when becoming effective.

Notes to Financial Statements

The basic principle of IFRS 15 is that an entity will recognize income from regular activities in a manner which represents the transfer of goods or services committed to clients in exchange for a price reflecting the consideration at which the entity expects to have the right to change such goods or services. An entity recognizes revenue from regular activities in accordance with this basic principle by way of applying the following stages:

Stage 1:	Identify the contract (or contracts) with the client
Stage 2:	Identify performance obligations in the contract
Stage 3:	Determine the price of the transaction
Stage 4:	Allot the price of the transaction among contract performance obligations
Stage 5:	Recognize revenue from regular activities when (or to the extent of) the entity satisfies the performance obligation

Under IFRS 15, an entity will recognize revenue when the obligation is satisfied, for example, when the "control" of the goods or assets underlying the performance of the obligation in particular are transferred to the client. More specific guidelines have been added to the standard for specific scenario management.  Additionally, more disclosure is required.

The start to application of this standard is scheduled for 1 January 2018 and the Management Company is evaluating the impact that might have.

•	Amendment of IFRS 11 Accounting of interest acquisition in joint arrangements
The amendments to IFRS 11 provide guidelines for accounting the acquisition of joint arrangements that constitutes a business as defined in IFRS 3 "Business combinations".  Specifically, the amendment establishes that the relevant principle for accounting business combinations according to IFRS 3 and other standards (i.e. IAS 36 Impairment of assets resulting from the impairment test of a cash generating unit to which the goodwill generated in a business combination was assigned) may be applied. The same requirements should be applied to the creation of joint arrangements only and only if an existing business is contributed to the joint arrangement by one of the parties participating in the joint arrangement.

It is required that the joint operator disclose relevant information required under IFRS 3 and other standards for business combinations.

Amendments to IFRS 11 prospectively applied for periods beginning as of January 1, 2016. Company management is not considering early application and does not foresee any significant impacts from the implementation thereof.

Notes to Financial Statements

•	Amendment of IAS 1: Disclosure Initiative

The amendments to IAS 1 provide certain guidelines on how to apply the concept of materiality in practice
Amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016

Such amendments will not have a significant impact on ISAGEN.

•	Amendments to IAS 16 and IAS 38 Clarification of acceptable methods of depreciation and amortization
The amendments to IAS 16 prohibit entities from using a depreciation method based on income for the items property, plant and equipment. IAS 38 amendments introduce a refutable assumption that income is not an appropriate basis for amortization of an intangible asset. This assumption may only be refuted in the following circumstances:

-	When the intangible asset is expressed as a measure of income; or
-	When demonstrating that the income or consumption of the economic benefits of the intangible asset are highly correlated.
Amendments are applied prospectively for annual periods beginning on or after January 1, 2016.  Currently, the company uses the straight line method for depreciation and amortization of property, plant and equipment and of intangible assets, respectively; however, in neither case in function of income, therefore such amendments will have no impact for the Company.

•	Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants
Amendments to IAS 16 and IAS 41 performed in June 2014 define a bearer plant and requires that biological assets that meet the definition of a bearer plant be accounted as property, plant and equipment as per IAS 16, instead of IAS 41. The resulting product of a bearer plant continues to be reported in accordance with IAS 41.

Since the Company has no biological assets, such amendments have no impact.

Notes to Financial Statements

•	Amendments to IFRS 10 and IAS 28 Sales or contribution of assets of between an investor and its associate or joint venture.

The amendments to IFRS 10 and IAS 28 refer to situations where there is a sale or contribution of assets between an investor and its associate or joint venture. The amendments specifically establish that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture accounted by the method of equity share, be recognized in the income of the parent company only to the extent of the unrelated investors' interests in the associate or joint venture. Likewise, gains or losses resulting from the remediation of investments withheld in any former subsidiary (converted into an associate or joint venture accounted by the equity method) at fair value be recognized under the income of the former parent company to the extent of the interests of the unrelated investors' interests in the new associate or joint venture.

Amendments shall apply prospectively to transactions occurring in annual periods beginning on or after January 1, 2016 Company management does not foresee significant impacts from these amendments.

•	Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the consolidation exemption
Amendments to IFRS 10, IFRS 12 and IAS 28 clarify that the consolidation exemption from preparing consolidated financial statements is available for a parent entity that is a subsidiary of an investment entity, even if the investment entity measures all of its subsidiaries at fair value according to IFRS 10.  These amendments also clarify that the requirements of an investment entity to consolidate a subsidiary that provides services related to former investment activities do not apply if the subsidiary itself is an investment entity.

Currently, these amendments have no impact on the Company.

•	Amendments to IAS 27 Equity Method in Separate Financial Statements

(Effective for annual periods beginning on or after 1 January 2016)

The amendments focus on separate financial statements and allow the use of the equity method in such statements. Specifically, the amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	At cost;
•	In accordance with IFRS 9 (or IAS 39 for entities that have not yet adopted IFRS 9); or
•	Using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

Notes to Financial Statements

The same accounting must be applied to each category of investments.

The amendments also clarify that when a parent ceases to be an investment entity, or becomes an investment entity, it should account for the change from the date when the change in status occurs.

The amendments apply retrospectively for annual periods beginning on or after 1 January 2016 with earlier application permitted.
This amendment has no impact on ISAGEN because it has no investments accounted for under this method.

On the other hand, in January 2016, a series of modifications and issuance of the following standards published by IASB:

•	IFRS 16 leases (January 13, 2016)
IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

For the lessee all leases result in the company obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise:

(a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and
(b) depreciation of lease assets separately from interest on lease liabilities in the income statement.

Notes to Financial Statements

•	Amendment to IAS 7 Cash flow (January 29, 2016)

The amendment to IAS 7, issued in January 2016, establishes additional disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash. To the extent necessary to satisfy the new requirements an entity shall disclose the following changes in liabilities arising from financing activities:
(a) changes from financing cash flows;
(b) changes arising from obtaining or losing control of subsidiaries or other businesses;
(c) the effect of changes in foreign exchange rates;
(d) changes in fair values; and
(e) other changes.
It also states that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities and includes a reconciliation between the opening and closing balances in the statement of financial position, for liabilities arising from financing activities.
•	Amendment to IAS 12 Income taxes (January 19, 2016)
IAS 12 was amendment to clarify the requirements on recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value.

In that cases deferred tax asset shall be recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that:

(a) is not a business combination; and
(b) at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Currently, the Company management is carrying out an assessment of the impacts of these changes.

2.4 Conversion of Foreign Currency
(a) Functional currency and presentation currency

The items included in financial statements are expressed in the currency of the primary economic environment where the entity operates (Colombian Pesos). Financial statements are presented in "Colombian Pesos", that are the functional currency of the Company and the presentation currency.

Notes to Financial Statements

(b) Transactions and balances

Transactions in foreign currency are re-measured into the functional currency, applying the prevailing exchange rates as of the dates on the date of the transaction or valuation where items are re-measured. Gains or losses in exchange differences arising from the payment of such transactions and from exchange rate conversion at year closing of monetary assets and liabilities in foreign currency, are recognized  in the statement of profit or loss and other comprehensive income for the period.

Exchange gains related to loans, cash and cash equivalents are presented in the statement of profit or loss and other comprehensive income for the period and in other comprehensive income under the item "financial income" whereas the losses are presented under the item "financial expenses".

2.5 Property, plant and equipment

Property, plant and equipment are presented at their historic cost, less subsequent depreciation and impairment losses, if any.

Historic cost includes disbursements directly attributed to the acquisition of these items. Cost also includes indebtedness costs incurred during construction stages of projects requiring substantial time before starting operation.

Properties undergoing construction for production, supply or administrative purposes are recognized at cost, less any recognized impairment loss. Cost includes, for suitable assets, the cost of loans capitalized by the effective interest method. These assets are classified under the appropriate categories of properties, plant and equipment when completed and ready for their intended use. Suitable assets are those assets requiring a substantial period of time to be ready to operate as expected by Management. For ISAGEN, the minimum period of construction or adaptation of an asset is between 6 months and 1 year, depending on the type of asset.

Expenditures that increase the useful life or the ability to use assets supported on a technical concept are capitalized. Other expenditures for maintenance and repairs are charged to costs and expenses when they are incurred; excluding major maintenance, which are recorded as a separate component of the asset.

Notes to Financial Statements

Depreciation of these assets begins when the assets are ready for their intended use.

Asset depreciation, except for land that is not depreciated, is calculated using the straight line method.

The depreciable basis of an asset which includes its acquisition cost less its residual value and less any losses for impairment, is recognized in the income statement of the period and in other comprehensive income during its estimated useful life.

Asset residual values and useful life are revised and adjusted, when necessary, on the date of each statement of financial position.

The book value of an asset is written down immediately to its recoverable value, if the book value is higher than the recoverable value estimate.

An element of property, plant and equipment is derecognized due to its disposal or when no future economic benefits are expected from continuing asset use.

Gains or losses from asset sales correspond to the difference between the income received from the transaction and the book value of the asset. The same are included in the statement of profit or loss and other comprehensive income.

Properties, plant and equipment subject to financial leases are depreciated in the same way as own assets. If there is reasonable certainty of obtaining ownership at the end of the lease period, the asset is depreciated throughout its expected useful life, otherwise it is depreciated at the end of the lease period, whichever is lower.

2.6 Intangible Assets
Intangible assets acquired separately are initially measured at their cost. Following the initial recognition, the intangible assets are counted at their cost less any accumulated amortization and any accumulated loss for the impairment of the value that exist.
(a) Licenses

Licenses have a defined useful life and are recognized at cost less accumulated depreciation.  Amortization is estimated using the straight line method and costs are recognized and charged to profit or loss over the expected useful life.

Notes to Financial Statements

(b) Software

Costs associated with software maintenance are recognized as expense when incurred. Amortization is calculated using the straight line method and costs are recognized and charged to profit or loss over the expected useful life.

The estimated useful life and the amortization method of intangibles are revised at the end of each period.

(c) Easements

Easements are acquired rights for the development of productive projects.  These assets are considered as finite life assets and are amortized during the time of the duration of the associated project by the straight line method.

(d) Research and Development Expenses

The amounts incurred in research activities are recognized as expenses during the period in which they were incurred.

An intangible asset internally generated (derived from the development phase of an internal project) is recognized as asset if, and only if, all the following is evidenced:

•	Technical feasibility of completing the intangible asset in a manner such that it will be ready for its intended use or sales.
•	The intention to complete an immaterial asset for use or sales.
•	The capacity to use or sell the intangible asset.
•	The manner in which the intangible asset will generate probable future economic benefits.
•	Availability of appropriate technical, financial and other resources to complete development and to use or sell the intangible asset.
•	Capacity to measure in a reliable manner the disbursement attributable to the intangible asset during its development.
The amount initially recognized at internal level generated by intangible assets is the sum of expenses incurred as of the date the element complies the above-mentioned recognition criteria. Where an intangible asset internally generated is not recognized, development expenses are recognized and charged in profit or loss in the period when incurred.
After the initial recognition, assets internally generated are reported at cost less accumulated amortization and impairment losses, on the same conditions as intangible assets acquired separately.

An intangible asset will be derecognized upon disposal or when future economic benefits are not expected from its use or disposal. Gains or losses derived from the disposal of an intangible asset, are measured as the difference between asset net income and tha carrying amount and recognized in profit or loss

When beginning development of an intangible asset associated to a power generation project, the costs are accumulated as ongoing construction.

Notes to Financial Statements

2.7 Leases

ISAGEN as lessee classifies leases as financial leases provided that the terms of the lease significantly transfer all risks and benefits of the property to the lessee. Other leases are classified as operating leases.

Assets under financial lease are only reported as assets at their fair value at the beginning of the lease agreement or, if lower, at the present value of minimum payments. The present obligation of lease payments and the purchase option are recognized in the statement of financial position as a financial lease obligation.

Lease payments are distributed between financial expenses and reduction of the obligation. Financial expenses are recognized immediately in the statement of profit or loss, unless they are directly attributable to suitable assets, in which case they are capitalized, according to the general policy on loan costs.

Operating lease payments are reported as expenses under the straight-line method throughout the term of the lease, unless another systematic basis is more representative of the temporary pattern of economic benefits consumption of the leased asset.
2.8 Impairment of Non-Financial Assets
Assets subject to depreciation or amortization are tested for impairment when events or circumstances occur that indicate that the book value of same may not be recovered.

Impairment losses correspond to the amount in which the book value of the asset exceeds its recoverable value. Asset recoverable value is the higher value between the net amount obtained from its sales or its use value. For purposes of impairment assessment, assets are grouped at the smallest levels in which they generate identifiable cash flows (cash generating units). Non-financial asset book values that were subject to impairment are reviewed at the end of every reporting period to verify any possible impairment reversals.

Where an impairment loss is later reversed, the book value of the asset (or of a cash generating unit) is increased to the revised recoverable amount estimate, but in a manner in which the increased book value will not exceed the book value to be determined if no impairment loss had been recognized for the asset (or the cash generating unit) in previous periods. Reversal of an impairment loss is immediately recognized in profit or loss.

The cash generating unit is power generation activity.

Notes to Financial Statements

2.9 Financial Assets

2.9.1 Classification

The Company classifies its financial assets into the following categories: Financial assets at fair value through profit and loss, loans and accounts receivable, and available for sale.

The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets on the date of initial recognition.

(a) Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are assets held for trading. A financial asset is classified in this category if acquired mainly for the purpose of sales in the short term.

(b) Loans and accounts receivable

Loans and accounts receivable are non-derivative financial assets that give the right to fixed or determined payments and not quoted in an active market. They are included under current assets, with the exception of those with maturity dates exceeding 12 months as of the date of the statement of financial position. The latter are classified as non-current assets.

(c) Financial assets available for sale

Financial assets available for sales are non-derivative financial assets designated in this category or that do not qualify to be designated in other categories. These assets are shown as non-current assets unless management has the express intention of selling the asset within 12 months after the date of the statement of financial position.

2.9.2 Recognition and measurement

Regular sales and purchases of financial assets are recognized on the date of liquidation, date on which the sales or purchase of the asset is affected. Investments are initially recognized at fair value plus the cost of transaction in the case of financial assets not reported a fair value through profit and loss. Financial assets recognized at fair value through profit and loss are initially recognized at fair value and transaction costs are recognized as expense in the statement of profit or loss and other comprehensive income.

Notes to Financial Statements

Investments cease to be recognized when the rights to receive cash flows from investments expire or all risks and benefits derived from their ownership have been substantially transferred. Financial assets available for sale at fair value through gains or losses are later recognized at fair value. Loans and accounts receivable are recognized at their amortized cost based on the effective interest rate method.

The effective interest rate method is a mechanism to estimate the amortized cost of a debt instrument and the allocation of income from interests during the relevant period. The effective interest rate is the rate to accurately discount future cash flows (including fees and points paid or received that are an integral part of the rate, transaction costs and other premiums or discounts) throughout the expected useful life of the debt instrument or, if the case, a shorter period, with the accounting net value in the initial recognition.

Trade receivables are initially recognized at fair value and subsequently are valuated at amortized cost, using the effective interest method, less impairment.

Gains and losses arising from changes in the fair value of "financial assets at fair value through profit and loss" are included in the statement of profit or loss an other comprehensive  under the item "other income /other expenses", in the period in which the changes in fair value take place.

AFS financial assets are measured at fair value with fair value gains or losses recognized in other comprehensive income. On sale or impairment of the asset, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment.
However, interest calculated using the effective interest method on interest-bearing AFS financial assets, impairment losses and foreign exchange gains and losses on monetary AFS financial assets are recognized in profit or loss

Fair value of investments quoted in the stock market are based on the current quoted price. If the market for a financial instrument is not active (or the instrument is not quoted in the market) its fair value is established using valuation techniques. These techniques include the use of values observed in recent transactions carried out under current market conditions reference to other instruments substantially similar, analysis of discounted cash flows and price fixing option models, extensively using market information and depositing the lowest degree of confidence possible on specific internal information of the entity.

2.9.3 Financial asset impairment

On each date of the statement of financial position or when an indication is identified, evaluation is made on whether there is objective evidence of impairment of the financial asset or a group of financial assets.

(a)	Assets at amortized cost
A financial asset or group of financial assets is impaired only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the asset (an event of loss) and the event of loss, (or events), have an impact on estimated future cash flows of the financial asset or group of financial assets which may be estimated in a reliable manner.

Criteria used to determine whether there is objective evidence of a loss due to impairment are:

•	Significant financial difficulties of the issuer or obliged party.
•	Breach of contract such as non-payment or delay in the payment of interests or principal.
•	The Company, for economic or legal reasons associated with financial difficulties of the borrower, provides the borrower a concession that otherwise would not have been considered.
•	It is probable that the borrower will go bankrupt or will undergo financial clean-up.
•	The disappearance of an active market for the financial asset due to financial difficulties, or
•	Observable data indicate that there is a significant reduction in estimated future cash flows based on a portfolio of financial assets from the initial recognition of such assets, despite the reduction not being yet identified with individual financial assets in the portfolio, including:
(i) Adverse changes in the status of portfolio borrower payments, and
(ii) Local or national economic conditions correlated to non-payment in portfolio assets.

Notes to Financial Statements

The Company first evaluates whether individual objective evidence of impairment exists, otherwise a general or overall assessment is made to determine the impairment.

For loans and accounts receivable, the amount of loss is measured as the difference between the book value of the asset and the present value of future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset or at a reference rate if the original rate of the asset is below market rates. The book value of the asset is reduced and the size of the loss is recognized in profit and loss for the period. If a loan or investment kept until maturity has a variable interest rate, the discount rate to valuate any impairment loss is the current effective interest determined under the contract.

If in a later period, the amount of the impairment loss is decreased and the decrease may be objectively associated with an event occurring after the impairment was recognized (for example, an improvement in debtor credit rating), the reversal of the impairment loss is recognized in profit and loss.
When an account receivable is deemed uncollectible, it is derecognized under the respective impairment account. Later recovery of previously derecognized amounts is recognized as credit in the account "recoveries" in the income statement for the period.

(b) Assets at fair value

The Company evaluates at the end of each fiscal year, whether there is objective evidence that a financial asset or group of financial assets is impaired. For debt securities, the Company applies the criteria mentioned in the above subparagraph (a). In the event of equity investments classified as available for sale, a significant or prolonged reduction in the fair value of the security below its costs is also evidence that the assets are impaired. If such evidence exists for financial assets available for sales, the accumulated loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss of the financial asset) it is reclassified from other comprehensive income and recognized in profit and loss. If, in a later period, the fair value of a debt security classified as available for sale increases and such increase may be objectively associated with an event occurring after the impairment loss was recognized, the impairment loss is reversed through the statement of profit or loss and other comprehensive income.
2.10 Inventories

Inventories are reported at cost or net realizable value, whichever is lower. Cost is determined by applying the weighted average method.

Notes to Financial Statements

2.11 Cash and cash equivalents
Cash and cash equivalents include available cash, bank deposits of free disposal, other short-term highly liquid investments within three month or less maturities as of the date of acquisition of the financial instrument.

2.12 Share capital

Common shares are classified in equity.

Incremental costs directly attributable to new share issuance or options are shown in equity as a deduction from the amount received, net of taxes.

The Company quotes its shares mainly at the Bogota Stock Exchange. Since 2011, the US SEC (Securities and Exchange Commission) authorized the negotiation of ADR´s level 1 by OTC (Over the Counter), where each ADR (American Depositary Receipt) gives the investor the right to 10 common shares.

2.13 Reserves

Appropriations authorized during the general Stockholders' Meetings are registered as reserves, charged to profit and loss for the year to comply with legal provisions or to cover expansion plans or financing needs.

Legal provisions contemplating reserve constitution applicable to the Company are the following:

•	Article 130 of the Tax Statute contemplates the appropriation of net profits equivalent to 70% of the higher value of tax depreciation over accounting depreciation. This reserve may be liberated to the extent that depreciations later accounted, exceed those annually requested for tax purposes, or the assets generating the higher deducted value are sold.
•	The Code of Commerce orders the Company to appropriate 10% of its annual net profits under local accounting standards as legal reserve until the balance of this reserve is equivalent to 50% of subscribed capital. Mandatory legal reserve may not be distributed prior to Company liquidation, but may be used to absorb or reduce annual net losses. Balances of the reserve exceeding 50% of subscribed capital are freely available to shareholders.

Notes to Financial Statements

2.14 Borrowings
Loans are initially recognized at fair value, net of costs incurred in the transaction. Thereafter registered at amortized cost. Any difference between the funds received (net of transaction costs) and the value of redemption is recognized in the statement of profit or loss and other comprehensive income during the loan period, using the effective interest method.

The effective interest method is a mechanism to calculate the amortized cost of a financial liability and to allocate interest expenses during the relevant period. The effective interest rate is the rate that exactly discounts future cash payments (including all commissions and basic points paid or received that are an integral part of the effective interest rate, transactions costs and other premiums or discounts) throughout the expected useful life of the financial liability or (if applicable) a shorter period.

Fees incurred to obtain loans are recognized as transaction costs to the extent that it is probable that part or the entire loan will be received.

Loans are classified in current liabilities unless there exists an unconditional right to defer payment of the obligation for more than 12 months as of the date of the balance.

The Company derecognizes financial liabilities when, and only when, the obligations are liquidated, cancelled or expire. The difference between book value of the derecognized financial liability and the consideration paid or payable is recognized in profit and loss.

2.15 Loan costs

Loan costs directly attributed to the acquisition, construction or production of suitable assets, understood as assets that necessarily take a substantial period of time to be ready for use or sales, are added to the cost of these assets, until such assets are substantially ready for use or sales.

Income from the temporary investment of specific credits pending use in suitable assets, is deducted from the costs of credits eligible for capitalization.

2.16 Current income tax, income tax for equity (CREE) and deferred tax

The expense for period income tax includes current income tax, income tax for equity (CREE) and deferred income tax. Deferred income tax, in the same way as others, is recognized in profit or loss for the period, with the exception of items recognized in equity or in other comprehensive income. In this case, the tax is also recognized in other comprehensive income.

Notes to Financial Statements

The charge for current income tax and income tax for equity (CREE) is estimated based on enacted tax laws or substantially enacted prior to the date of the statement on financial position. Management periodically evaluates the position assumed in tax returns, regarding situations where tax laws are subject to interpretation. The Company, where applicable, creates provisions for the amounts expected to be paid to tax authorities.

Deferred income tax is provisioned in its entirety, by the liability method, on temporary differences arising between asset and liability tax basis and their respective values shown in financial statements. Deferred income tax is determined using enacted tax rates (and laws) before the date of the statement on financial position and expected to be applicable when the deferred income tax is realized or the passive income tax is paid.

Active deferred income taxes are only recognized to the extent that it is probable that future economic benefits will be derived against which temporary differences may be used.

Active and passive deferred income taxes are setoff when an enforceable legal right exists to setoff current tax assets against current tax liabilities and when active and passive deferred income taxes are related with the income tax levied by the same tax authority.

2.17 Labor benefits

(a) Retirement pensions
The Company has a pension plan with defined economic benefits that is funded through payments made to a fund managed by a trust.

Pension plans with defined economic benefits establish the amount of the benefit per the pension to be received by the employee upon retirement, which usually depends on one or more factors, such as employee age, years of service and compensation.

The liability recognized in the statement of financial position regarding pension plans with defined benefits, is the present value of the defined benefit obligation to the date of the statement of financial position, less the fair value of the assets destined to cover such obligations, together with adjustments for non-recognized actuarial gains or losses and the cost of past services. The obligation of the defined benefit is annually calculated by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting cash outflows estimated by using interest rates calculated on the basis of the yield curve of Colombian government bonds (TES B curve) denominated in real value units (RVU) with terms similar to the terms of the pension obligation until expiry.

Notes to Financial Statements

Actuarial gains and losses arising from adjustments based on experience and changes in actuarial assumptions for post-employment benefits, are charged or credited in other comprehensive income for the period in which they arise.

The cost of past services is immediately recognized in profits and loss, unless changes in the pension plan are contingent on the employee continuing in service for a determined period of time (period to grant the right). In this case, the cost of past services is amortized using the straight line method during the period to grant the right.

 (b) Other obligations after the labor relationship
The Company gives its retired employees medical service benefits, contributions to social security and education. The right to this benefit largely depends on the fact that the employee has worked until retirement age. The expected costs of these benefits are vested during the period of employment using a methodology similar to that of defined benefit plans. Actuarial gains and losses arise from the adjustments based on experience and changes in actuarial assumptions and charged or credited in other comprehensive income for the period in which they occur. These obligations are revaluated every year by qualified independent actuaries.
Severance pay retroactivity deemed as post-employment benefits is liquidated to workers belonging to the former labor regime Law 50 of 1990 and who did not accept the regime change (49 workers).  Liquidated for the entire period worked on the basis of the last salary received and the actuarial gains or losses arising from adjustment for experience and changes in actuarial assumptions, charged or credited to other comprehensive income.

(c) Participation in profits and rewards
The Company recognizes a liability and an expense for worker participation in profits, on the basis of a formula that takes into account compliance with established goals. A provision is recognized charged to profit and loss for the period in which the benefit accrues.

(d) Long-term benefits

The Company awards its employees benefits associated with their time of service, such as the premium for seniority and five-year benefits. The expected costs of these benefits are accrued during the period of employment, using a methodology similar to that used for defined benefits plans. Actuarial gains and losses arise from the adjustments based on experience and changes in actuarial assumptions and charged or credited in other comprehensive income for the period in which they occur. These obligations are revaluated every year by qualified independent actuaries.

Notes to Financial Statements

The seniority premium is based on the recognition of an annual monetary subsidy equivalent to one day of salary for each year of service starting in the fifth year of services to the Company.

Five-year benefits are subsidies corresponding to 0.33 of the minimum legal salary in effect for every 5 years.  That is, when completing 10 years, the benefit will correspond to 0.66 and so on.

2.18 Provisions

Provisions for legal claims are recognized when there is a present legal obligation or an assumed obligation resulting from past events, and it is probable that an outflow of resources will be necessary to pay this obligation and its amount has been reliably estimated.

Where similar obligations exist, the probability of requiring resource outflow for their payment is determined taking into account the type of obligations as a whole.

Provisions are measured at the fair value of disbursements expected to be required to pay for the obligation, using updating variables according to normal conditions of proceedings.

2.19 Trade payables

Accounts payable are initially recognized at fair value. Accounts payable are measured at amortized cost, using the effective interest method.

2.20 Revenue recognition

Revenue includes the fair value of accounts received or receivable for the sales of goods and service provision throughout the normal course of operations.
Revenue is recognized when the amount may be measured in a reliable manner, it is probable that economic benefits will flow to the entity in the future and the transaction meets specific criteria for each activity, as described below. It is deemed that the amount of revenue cannot be reliably measured until all contingencies relating to the sales have been resolved. The Company bases its estimates on the information provided by the agent controlling the market, taking into account the type of client, type of transaction and the specific terms of each contract.

Notes to Financial Statements

(a) Energy sales

ISAGEN concentrates its marketing activities in Colombian short and long term markets, serving final industrial and wholesale clients. Eventually, it satisfies energy needs abroad through bilateral agreements.

Energy prices are agreed with clients in advance. Supply is guaranteed to clients through own generation or resorting to the Energy Exchange where generation surpluses are marketed or shortages of committed energy are covered.

Revenue derived from energy sales are recognized in the month in which energy was delivered. Consequently, at the end of each month energy sales not yet invoiced are registered as estimated revenue.
(b) Gas sales

ISAGEN participates in the Colombian gas market selling generation surpluses from the Termocentro thermal plant. This energy is marketed to final and wholesale clients through bilateral agreements or private auctions managed by ISAGEN.

The realization of revenue is perfected by the delivery of gas to client facilities, regardless if an invoicing process takes place or not. Therefore, at the end of each month gas sales not yet invoiced are registered as estimated revenue.

The amount to be recognized is the fair value of the counterpart received. This value may be the nominal value established in accordance with legally fixed tariffs and contractual agreements, unless payment terms are agreed that are longer than those commercially accepted. In this latter case, the fair value will be determined by the present value of future payments.
(c) Technical service provision

Adjunct to its marketing of energy solutions, ISAGEN offers its clients engineering, maintenance and equipment supply services.

The provision of technical services is given upon satisfactory reception by client of the services provided.

Revenue is recognized in the month in which services were provided.
The amount recognized is the fair value of the counterpart received. This value may be the nominal established in accordance with legally fixed tariffs and contractual agreements, unless payment terms are agreed that are longer than those commercially accepted. In this latter case, the fair value will be determined by the present value of future payments.

Notes to Financial Statements

(d) Other income

Income from interests is recognized on the basis of the proportion of time elapsed, using the effective interest rate.

Financial income mainly includes interest on debtor balances, commissions, interests on bank deposits and profits from the valuation of investments, with the exception of those classified as available for sale.

Interests are recognized as income at the time the legal right for collection arises. In the event of clients that have been subject to impairment recognition, accrual of interests is suspended and revenue will only be recognized when payment is effectively received.

Interests on financial deposits are recognized as income when confirmation is received from the financial entity on its credit to the account.

Income from portfolio valuation are recognized each month using the process of valuation at market prices.

2.21 Cost and Expense Recognition
The Company recognizes costs and expenses to the extent of economic events occurring in a manner to be systematically registered in the corresponding accounting period (accrual), independently from the flow of monetary or financial resources (cash).
Expenses are associated with the sales or provision of the services. Likewise, costs that are not directly associated with the sale or provision of services are included as they are an essential element of the services provided.

Directly related costs include energy purchases, fuels, personnel costs, depreciations, amortizations, among others, are included. Under the latter, asset maintenance, transmission system costs, taxes, public utilities, among others, are included. All incurred in the processes related to the sales or provision of services.

Other expenditures not classified to be registered as cost or assets are included under expenses.

Notes to Financial Statements

Costs directly associated with the development or acquisition of an asset requiring a substantial period of time before being in condition for sale or use are capitalized Among others, personnel costs directly associated with project construction, interest costs of debt acquired specifically to finance projects and major maintenance costs that increase the useful life of assets are capitalized as ongoing constructions.

2.22 Dividend distribution
Dividend distribution to Company shareholders is recognized as a liability in financial statements in the year of its deposition by Company shareholders.

2.23 Operation segments

An operating segment is a component of an entity:

a)	That develops business activities that provide income from normal activities and incur expenses (including income from normal activities and transaction expenses with other components of the same entity),
b)	Which operative results are revised in regular manner by the Chief Operating Decision Maker, who is in charge of decide on resources that must be allocated to a segment and evaluate performance; and
c)	In respect of which differentiated financial information is prepared and available.
The Company for financial information reporting purposes, according to IFRS 8 guidelines has a single operation segment associated with the energy business.

2.24 Long-term investments

Long-term investments are recognized at their acquisition cost and are updated to their fair value.

The Company has agreements that due to their characteristics are included under a category of joint arrangements.  These are not created by way of separate vehicles as provided under IFRS, and therefore classified as joint operations.
Existing agreements establish the rights of the parties over the assets and obligations in respect of liabilities related to the agreement, and the rights to income from regular activities and the obligations regarding the expenses of the parties, describing hereunder the nature of activities subject to the agreement and the manner in which the parties intend to carry out such joint activities.

Notes to Financial Statements

3. Financial Risk Management

3.1 Financial risk factors

The Company manages the risks inherent to financing of activities associated with its corporate purpose, as well as those derived from the placement of liquidity surpluses and treasury operations.  The Company does not perform investments, operations with derivatives or foreign exchange positions for speculative purposes.

Among the risks assessed are: market, liquidity and credit risks.

Market risk:  risk associated with financial instruments and bank position of treasury surpluses is managed through the evaluation of macroeconomic conditions and the impact of variation in its financial statements, applying the methodology of value at risk (VaR), that allows estimating portfolio potential loss; periodically, a maximum limit of exposure is defined for VaR which is monitored.

Credit risk: risk associated with issuer and counterparty risk, managed in accordance with the policies for treasury surpluses, that is how the Company stimulates investments in institutions and instruments with high credit rating and limits concentration by establishing maximum investment amounts per entity, thus applying fundamental criteria of security, liquidity and profitability included in the policy

On the other hand, a methodology is applied to allocate issuer and counterparty quotas which contemplates the qualitative and quantitative analysis of entities used as intermediaries in financial instrument operations. Additionally, during 2015, 2014 and 2013, the Company performed as direct depositor, for the purpose of minimizing counterparty risks in operations involving security titles.

Liquidity risk: the Company maintains a policy of liquidity, according to the flow of working capital, performing payment commitments to vendors in accordance with the established policy. This process is based on the preparation of cash flows and budget, which is periodically revised allowing to determine the necessary treasury position to satisfy liquidity needs.

Foreign exchange risk
The flow of the company is concentrated in local currency and within the policies of debt financing alternatives are structured in the same currency, in order to avoid gaps between inflows and outflows. Therefore, the current debt structure of the company is 92% in pesos and 8% in foreign currency.

Notes to Financial Statements

On debt in dollars, the company makes sensitivities with the maximum risk exposure, by reference to the risk appetite and the values of the "financial impact matrix" approved by the Board, which is valued and discussed in advance on the Financial Risk committee. This strategy is approved by the competent authority, taking into account the possible natural coverage or the need to manage financial hedges to be performed according to regulations that applies and guidelines approved by the Board.
To calculate the level of risk of debt volatility exchange rate provided by the Financial Superintendency is used, which is fitted with a confidence level of 99% to estimate the stage critical that could generate a loss for exchange differences in the Income Statement. The peso to dollar exchange rates used to prepare financial statements as of December 2015 the exchange rate was $3,149.47 *.
Based on analyzes carried out, the Risk Committee define a strategy to mitigate the foreign exchange risk. By 2015 the strategy was defined as a natural hedge, using excess liquidity of the company, which covered approximately 50% of the balance of the debt plus debt service by 2016.
* Values expressed in Colombian pesos

3.2 Capital Risk Management

The Company's objectives in capital management are safeguarding its capacity to continue as a going concern, to generate returns to its shareholders, benefits to other stakeholders and maintain an optimum capital structure to reduce capital costs.

To maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce its debt.

Consistent with the industry, the Company monitors its capital on the basis of the leverage ratio.

This ratio is calculated dividing total capital by net debt. Net debt is total indebtedness (including current and non-current debt less available cash). Total capital is equity as shown in the statement of financial position plus net debt.

3.3 Fair value estimate

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Notes to Financial Statements

Fair value for purposes of valuation or disclosure in the current financial statements are determined on this basis, with the exception of lease operations and other measurements that have any similarity with its fair value, but are not its fair value, as for example, the net realizable value of inventories or the value in use in the determination of impairment.

Furthermore, for financial information purposes, measurements made at fair value are classified in levels 1, 2 or 3 based on the degree in which the inputs for fair value measurement are observable and the importance of the input for fair value measurement in its entirety are described as follows:

•	Level 1 Inputs are quoted prices (not adjusted) in active markets for financial instruments (assets or liabilities) that the entity may access on the date of measurement.
•	Level 2 Inputs are inputs, other than quoted prices included in Level 1 which are observable for the asset or liability, either directly or indirectly.
•	Level 3 Inputs are unobservable inputs for the asset or liability.

The book value less the impairment of accounts receivable and payable are similar to their fair value. This because their pay periods are short, there is a low volume of overdue accounts receivable and transactions are made at market prices.

Notes to Financial Statements

4. Estimates and relevant accounting criteria

The estimates and criteria used are continuously evaluated and are based on historic experience and other factors, including the expectation of occurrence of future events deemed reasonable in accordance with circumstances.

The Company makes estimates and assumptions regarding the future. Resulting accounting estimates, by definition, are very seldom equal to actual results. Estimates and assumptions having a significant risk of causing a material adjustment of asset and liability balances during the following year are included below.

(a) Income tax and CREE tax

The Company applies their professional criteria to determine the provision for income and CREE taxes. There are many transactions and calculations for which the final tax determination is uncertain during the normal course of business.  The Company recognizes liabilities for situations observed in preliminary tax audits on the basis of estimates if corresponding to the payment of additional taxes. Where the final tax result of said situations is different to the amounts initially registered, the differences are imputed to current income tax and deferred asset and liability, for the period in which this event is determined.

(b) Financial instrument fair value

The fair value of financial instruments is determined using data from level 1 or level 2. In the first case, taking the exchange traded financial instruments prices and the second case incorporating the assessments made by portfolio managers that are based on market prices according to the guidelines established by the Financial Superintendence.

(c) Revenue recognition

On each date of financial statement presentation estimates of accrued revenue and costs are made on the basis of available information of energy dispatches or transactions in the secondary market, provided by market operator. Normally these estimates do not have significant variations with later actual measurements.

(d) Pension plan benefits and post-employment benefits

The present value of obligations arising from pension plans and post-employment benefits depend on a number of factors determined on actuarial basis, using a number of assumptions. The assumptions used to determine the net cost of pensions and post-employment benefits include the discount rate. Any change in these assumptions will have impact on the book value of the obligation arising from pension plans and post-employment benefits.

Notes to Financial Statements

The Company determines the best discount rate at the end of each year. This is the interest rate that must be applied to determine the present value of estimated future outflows of cash, foreseen as required to pay the obligations of pension's plans and post-employment benefits. Upon determining the most appropriate discount, government bond interest rates (TES B curve) are taken into account denominated in real value units (RVU) and having similar maturity terms or similar to the terms of the respective pension plan and post-employment benefits obligations.

Other key assumptions to establish pension plan and post-employment benefits obligations are based, in part, on current market conditions. In Note 16 further information in this regard is included.
(e) Cost recognition
Cost and expenses are registered on an accrual basis.
On each date of financial statements presentation estimates are made of the costs accrued based on information available regarding energy purchases or transactions in the secondary market, provided by market operator.  Normally these estimates do not significantly vary from later actual measurements.

Notes to Financial Statements

5.  Transactions in foreign currency

Rules existing in Colombia allow free negotiation of foreign Exchange through Banks and other financial institutions, at free Exchange rates. Notwithstanding, the majority of foreign exchange transactions still require official approval.

Operations and balances in foreign currency are converted at existing exchange rates, certified by the Financial Superintendence of Colombia. Peso to dollar exchange rates used to prepare financial statements to December 31, 2015, 2014 and 2013 were $3,149.47* $2,392.46* and $1,926.83* respectively.

* Values expressed in Colombian pesos
The foreign currency position to December 31, in US dollars and in Colombian pesos was the following:
	2015		2014		2013
	USD	$Col.	USD	$Col.	USD	$Col.
ASSETS
Cash and banks (1)	62,376	196,451	4,498	10,761	3,250	6,262
Debtors (2)	1,529	4,816	178	426	2,340	4,509

	63,905	201,267	4,676	11,187	5,590	10,771
LIABILITIES
Borrowings (3)	96,149	302,820	97,336	232,872	97,255	187,395
Creditors and vendors (4)	11,439	36,028	28,475	68,125	7,222	13,915

	107,588	338,848	125,811	300,997	104,477	201,310
PASSIVE POSITION IN FOREIGN CURRENCY	(43,683)	(137,581)	(121,135)	(289,810)	(98,887)	(190,539)

(1)	Bank account with J.P Morgan Chase Bank N.Y, Banco de Bogotá Miami, and Bank of America Miami Florida USA.

(2)	Includes the balance in dollars (USD) of the advanced payment made to a Chevron Petroleum Company for provision of fuel gas for power generation at the Termocentro plant and the advanced payment made to Consorcio Syr - Whistler – Vrton for the development of prefeasibility studies for the binational geothermal project Tufiño-Chiles-Cerro Negro in the border area between the department of Nariño in Colombia and the Province of Carchi in Ecuador.

(3)	Corresponds to loan agreements in dollars executed with the Japan Bank for International Corporation - JBIC, Bank of Tokyo-Mitsubishi UFJ Ltd., Banco Bilbao Viscaya Argentaria S.A. con with guarantee from Japanese ECA Nexi and with Banco Santander of Spain with guarantee from German ECA Hermes, to finance the Sogamoso Hydroelectric Project (see note 15).
(4)	Main vendors with which the company has trade relations in foreign currency are: Siemens Power Generation Service, Siemens Energy, Inc. and Iris Power LP

During 2015 resources in USD were returned to the companies Mitsui & Co., Plant Systems and Andritz Hydro Gmbh for contractual withholdings performed.

Notes to Financial Statements

The effects on exchange differences are recognized in income statement (Notes 26 and 27).

6. Properties, plant and equipment

Breakdown of the book value of properties, plant and equipment are included below:
	2015	2014	2013
Cost	8,178,851	7,943,738	6,996,877
Accumulated depreciation	(910,813)	(674,584)	(522,272)
	7,268,038	7,269,154	6,474,605

Breakdown of properties, plant and equipment net of depreciation:
	2015	2014	2013
Generation plants	6,671,641	6,662,164	2,810,333
Land (1)	167,222	166,429	178,584
Buildings	241,261	244,542	180,498
Equipment under financial leasing (2)	118,557	112,403	76,103
Equipment	16,409	21,488	27,547
Communication and computers	4,705	5,516	8,202
Transportation equipment	3,284	2,729	1,328
Assets under construction (3)	44,959	53,883	3,192,010
Total property, plant and equipment	7,268,038	7,269,154	6,474,605

Notes to Financial Statements

In December 20, 2014 Hydroelectric Sogamoso started operating as a generating plant for $ 453,499, which generated the following increase in operating assets and consequently a decrease in construction in progress:

Generation plants	3,943,319
Buildings	39,125
Campsite	20,103
4,002,547

(2)	Below is a summary of all the land owned by the Company, with breakdown of legal status and the actions carried out in accordance therewith:

Legal status	Observations	Action	Number of land plots	Value
Full Ownership
Real estate registration in name of ISAGEN	Plots currently not having any legal problem	None	861	$165,320
Plots pending legal status definition
Possession – Inherited rights or material possession. Safeguard areas. (No registration background)	Plots where ISAGEN purchased material possession and exercises it but does not appear registered before the Office of Public Instruments due to the absence of registration data.	Plot award processes are being furthered before competent authorities.	100	$544
Possession – False tradition. (With registration background).	Plots materially possessed by ISAGEN but with false tradition	Remediation is being pursued through ownership complaints.	41	$1,358

Notes to Financial Statements

Subtotal	141	$1,902
Total Plots	1,002	$167,222

(3)	Corresponding to rights under machinery and equipment leasing agreements executed with Leasing Bancolombia for the Sogamoso hydroelectric project. The agreement contemplates advanced and gradual payments during equipment construction and the beginning of the contractual amortization term as of the physical delivery of said assets.
Property, plant and equipment costs is presented below
	Land	Generation plants	Buildings	Equipment under financial leasing	Equipment	Communications and computers	Transportation equipment	Assets in construction	Total
31/12/2012	175,771	2,771,729	109,498	75,444	31,622	15,702	2,078	2,960,115	6,141,959
Additions	179	164	-	659	5	1,478	209	1,006,244	1,008,938
Advances	-	-	-	-	-	-	-	(128,578)	(128,578)
Transfers	2,634	524,289	89,004	-	7,390	1,369	(1)	(645,771)	(21,086)
Disposals	-	(2,913)	-	-	(76)	(1,367)	-	-	(4,356)
Dec 31,2013	178,584	3,293,269	198,502	76,103	38,941	17,182	2,286	3,192,010	6,996,877
Additions	233	-	-	3,651	-	256	1,216	983,962	989,318
Advances	-	-	-	-	-	-	-	(28,658)	(28,658)
Transfers	(12,388)	3,991,549	68,965	32,649	372	-	431	(4,093,431)	(11,853)
Disposals	-	(1,767)	(135)	-	(5)	-	(39)	-	(1,946)
Dec 31,2014	166,429	7,283,051	267,332	112,403	39,308	17,438	3,894	53,883	7,943,738
Additions	165	6,865	162	4,470	-	1,041	813	296,725	310,241
Advances								(18,104)	(18,104)
Transfers	1,001	221,644	3,189	6,587	65	184	-	(287,545)	(54,875)
Disposals	(373)	(1,405)	-	-	(349)	-	(22)	-	(2,149)
Dec 31,2015	167,222	7,510,155	270,683	123,460	39,024	18,663	4,685	44,959	8,178,851

Notes to Financial Statements

Accumulated depreciation is presented below:

	Generation plants	Buildings	Equipment	Communication and computers	Transportation equipment	Equipment under financial leasing	Total
Dec 31,2012	(355,738)	(8,885)	(6,979)	(7,118)	(699)	-	(379,419)
Disposals	2,857	-	61	1,367	-	-	4,285
Transfers	2,282	(4,942)	2,856	(196)	-	-	-
Depreciation expense	(132,337)	(4,177)	(7,332)	(3,033)	(259)	-	(147,138)
Dec 31,2013	(482,936)	(18,004)	(11,394)	(8,980)	(958)	-	(522,272)
Disposals	1,313	12	-	-	31	-	1,356
Depreciation expense	(139,264)	(4,798)	(6,426)	(2,942)	(238)	-	(153,668)
Dec 31,2014	(620,887)	(22,790)	(17,820)	(11,922)	(1,165)	-	(674,584)
Disposals	1,133	-	349	-	17	-	1,499
Transfers	(8)	8	-	-	-	-	-
Depreciation expense	(218,752)	(6,640)	(5,144)	(2,036)	(253)	(4,903)	(237,728)
Dec 31,2013	(838,514)	(29,422)	(22,615)	(13,958)	(1,401)	(4,903)	(910,813)

Useful lives used for depreciation are:
Generation Plants	10-70 years
Buildings	10-70 years
Equipment	5-40 years
Communication and computers	5-16 years
Transportation equipment	8-20 years
During 2015 loan costs were not capitalized (2014 - $226,492) – (2013 - $165,484)

Notes to Financial Statements

(4)	Main assets under construction correspond to the following projects:

Assets under construction	2015	2014	2013	Start- Up

Sogamoso hydroelectric plant	27,284	52,358	3,158,548	2014
Assets in transit	6,372	132	6,240	ND*
Construction and remodeling of the administrative building at the Miel plant	5,394	-	-	ND
Upgrade of the supervision and control system of Termocentro plant	1,760	-	-	ND
Overhaul Termocentro	1,300	-	-	ND
Upgrade of the Excitation system San Carlos	774	-	-	ND
Impellers San Carlos	-	-	8,468	ND
Amoyá hydroelectric plant	-	19	9,618	ND
Other minor projects	2,075	1,374	9,136	ND

Total assets under construction	44,959	53,883	3,192,010

* Non determined

The following is the gross value of totally depreciated assets that continued in operation to December 31 of each year:

Group	2015	2014	2013

Generation plants	41,098	30,377	12,968
Communications and computers	7,886	5,276	3,421
Equipment	2,435	2,401	1,738
Transportation equipment	102	102	14
Buildings	10	10	10
Total	51,531	38,166	18,151

Notes to Financial Statements

For protection of its goods, ISAGEN S.A. E.S.P. has secured different insurance policies, amongst which:

			Insured value
	Insured Good	Risks covered		Expiry
a)	Civil works, equipment, buildings, contents, warehouses and lost profits	All risks, material damages and lost profits (single combined limit USD500 M)	1,66,840	June 20, 2017

b)	Company equity	Civil liability Directors and Managers.	40,000	June 21, 2016

		Infidelity and Financial Risks	30,000	December 21, 2016
		Liability in Tort	40,000	December 21, 2016

		Money and security instruments management	250	November 30, 2016

c)	Machinery (loaders, motor-graders, bulldozers, etc.)	All risk Machinery	4,419	November 30, 2016
		Liability in Tort	750	November 30, 2016
d)	Vehicles	Total losses from damages or theft.	1,451	November 30, 2016

		Liability in Tort	3,000	November 30, 2016

e)	Vessels	All risks Vessels	1,431	November 30, 2016
		Liability in Tort	500	November 30, 2016

Notes to Financial Statements

f)	Multi Risk minor assets (Wind measuring towers, Hydrometric stations, Magnetotelluric equipment, Warehouse goods Satellite)	All risks Material damages	10,439	September 17, 2016
g)	Balance of debt to employees	Death by any cause and total and permanent incapacity of the insured worker	27,960	June 30, 2016

h)	Employee housing under loans	Fire and earthquake Housing.	23,608	June 30, 2016

Notes to Financial Statements

Commitments to purchase fixed assets and investments for 2016 and following years associated with projects under construction are summarized below:
Project	Value	Start-up Date
Sogamoso
Contracts	7,375	2014
Work orders	89	2014
Agreements	1,981	2014

7. Intangible Assets
The following is a breakdown of the book value of intangibles:
	2015	2014	2013

Cost	106,863	84,623	76,825
Accumulated amortization	(33,328)	(29,782)	(26,282)
Total intangible assets	73,535	54,841	50,543

Net cost details of intangibles:
	2015	2014	2013

Software (1)	27,309	27,309	27,309
Software accumulated amortization	(19,249)	(17,536)	(15,789)
Licenses (2)	23,369	20,441	18,168
License accumulated	(13,883)	(12,112)	(10,367)
Studies under development (3)	52,896	33,705	26,862
Easements	3,289	3,168	4,486
Easement accumulated amortization	(196)	(134)	(126)
Total intangible assets	73,535	54,841	50,543

(1)	Mainly includes software for corporate management system of $12,515 (2014 - $1,515) – (2013 - $12,515) and remaining useful life of 4 years. Also includes fully amortized software for $9,543 (2014 - $9,517) – (2013 - $9,388).

(2)	Corresponding mainly to license MYSAP ERP for a value of $6,592 (2014 – $6,592) - (2013 - $6,592).
. The Company has fully amortized licenses in operation for a gross value of $4,489 (2014 - $4,214) - (2013 - $1,075).

Notes to Financial Statements

(3)    Detail developing studies shown below:
Stage development assets (intangible)	2015	2014	2013	Start-Up

Hydroelectric Project Cañafisto	29,424	15,614	12,721	ND*
Promoting Projects	6,685	4,127	5,494	ND
Hydroelectric Project Piedra del Sol	5,549	5,260	2,309	ND
Binational Geothermal Project	3,753	2,132	666	ND
Hydroelectric Project Patía	2,699	2,132	1,752	ND
Hydroelectric Project Samaná	1,831	1,831	1,831	ND
Wayuu Wind Farm Project	1,689	1,519	1,462	ND
Hydroelectric Project AYNA	826	795	436	ND
Hydroelectric Project Andaquí	295	295	191	ND
Proyecto Hidroeléctrico San Bartolomé	128	-	-	ND
Proyecto Geotémico MVR	17	-	-	ND

Total assets under development	52,896	33,705	26,862

* Non determined
(4)	In 2015 18 easements were acquired for $121, in December 2014 22 easements were derecognized which corresponded to the resettlement program of the Sogamoso hydroelectric plant for $1,341. In 2013 were acquired 8 easements for $ 443.
Intangibles cost movement breakdown is included below:

	Studies in development	Licenses	Software	Easements	Total
Dec 31,2012	10,272	16,500	27,264	3,933	57,969
Additions	16,590	1,668	45	488	18,791
Transfers	-	-	-	65	65
Dec 31,2013	26,862	18,168	27,309	4,486	76,825
Additions	6,843	2,273	-	-	9,116
Transfers	-	-		(1,318)	(1,318)
Dec 31,2014	33,705	20,441	27,309	3,168	84,623
Additions	19,191	1,860		121	21,172
Transfers	-	1,068	-	-	1,068
Dec 31,2015	52,896	23,369	27,309	3,289	106,863

Notes to Financial Statements

Accumulated amortization movements breakdown is included below:

	Licenses	Software	Easements	Total
Dec 31,2012	(8,793)	(13,993)	(112)	(22,898)
Amortization	(1,574)	(1,796)	(14)	(3,384)
Dec 31,2013	(10,367)	(15,789)	(126)	(26,282)
Amortization	(1,745)	(1,747)	(8)	(3,500)
Dec 31,2014	(12,112)	(17,536)	(134)	(29,782)
Amortization	(1,771)	(1,713)	(62)	(3,546)
Dec 31,2015	(13,883)	(19,249)	(196)	(33,328)

Useful lives used for amortization are:
Licenses	2 - 10 years
Software	5 - 11 years
Easements	26 - 70 years

Notes to Financial Statements

8. Commercial receivables accounts and others receivables accounts
Breakdown of Commercial receivables and others receivables is as follows:
	2015	2014	2013
Trade receivables (1)	436,071	297,313	262,285
Trade doubtful receivables (2)	8,465	1,421	1,435
Less: impairment of trade receivables (3)	(8,521)	(1,421)	(3,324)
Commercial receivables - net	436,015	297,313	260,396

Suppliers advances (4)	22,418	-	-
Accounts receivable from shareholders (5)	1,803	2,185	-
Accounts receivable from employees (6)	22,479	19,579	15,587
Trusts (7)	1,429	1,338	1,260
Advance payment of taxes and contributions (8)	30,376	1,827	2,768
Advanced payment of travel expenses	4	-	15
Other receivables	4,111	2,024	4,891
Subtotal other receivables	82,620	26,953	24,521
COMMERCIAL RECEIVABLES AND OTHERS RECEIVABLES	518,635	324,266	284,917

Less current portion
Commercial receivables	436,015	297,185	262,171
Less: impairment of trade receivables	-	-	(1,976)
Other receivables	3,555	881	4,121
Accounts receivable from employees	3,352	2,879	2,236
Advance payment of taxes and contributions	30,376	1,827	2,768
Trusts	1,429	1,338	1,260
Accounts receivable from shareholders	582	580	-
Advance payment of travel expenses	4	-	15
Total current portion	475,313	304,690	270,595

Total non-current portion	43,322	19,576	14,322

(1)	The balance of this account comprises the following:

	2015	2014	2013
Energy sales
Non regulated clients	221,025	137,427	91,523
Regulated clients	111,014	101,260	98,174
Energy Exchange	95,022	57,317	47,636
	427,061	296,004	237,333
Gas sales
Non regulated clients	-	196	20,645
Regulated clients	6,910	79	1,687
	6,910	275	22,332

Technical services	2,100	1,034	2,620
	436,071	297,313	262,285

Notes to Financial Statements

The sales term for energy is 30 days. For non-compliance the maximum rate for delinquent interests is charged.
(2)	The balance of this account comprises:
	2015	2014	2013

Exchange energy sales (*)	7,182	-	-
Energy sales to non-regulated clients	811	856	856
Other debtors	472	565	579
	8,465	1,421	1,435

* Accounts receivable doubtful XM Company Market experts by $ 7,182 per sales bag Termocandelaria.
(3)	Mainly includes provisions for receivables from XM Compañía de Expertos en Mercado of $7.182 for exchange sales to Termocandelaria that is a power generator which suffered financial difficulties during 2015 and entered into cessation of payments on its power purchase obligations, Aluminio Reynolds Santo Domingo S.A. $484 (2014 - $484) – (2013 - $484), Megaproyectos S.A. $271 (2014 - $271) – (2013 - $271), Britilana Benrey S.A. of $56 (2014 - $94) – (2013 - $94), Siderúrgica Colombiana S.A. of $57 (2014 - $114) – (2013 - $114), Caloto Municipality $401 (2014 - $401) – (2013 - $401), other $71 (2014 - $72) – (2013 - $72).
The movement of trade accounts receivable impairment is as follows:
	2015	2014	2013

Initial balance	(1,421)	(3,324)	(7,175)
Impairment	(7,182)	-	-
Recovery (*)	82	1,903	3,851
Final balance	(8,521)	(1,421)	(3,324)

(*)    Includes mainly the recovery of Britilana Benrey of $38, of Siderúrgica Colombiana S.A of $57 and for impairment measurement recovered on December 31 for $13.
   In 2014 impairment of the account receivable from Empresas Municipales de Cali E.I.C.E. E.S.P. was recovered $1.903 (2013 - $3,063). In 2013 impairment of the account receivable from Texpinal was recovered for $788.
To determine recoverability of Company receivables any changes in the credit rating of the debtor are taken into account from the date the credit was initially granted and the reporting date at the end of the period. Concentration of credits risks is limited due to non-existence of concentration of sales per client or debtor.

The impairment recognized represents the difference between the accounting value of receivables and the present value of future flows expected to be received.

Notes to Financial Statements

(4)	It corresponds to advances paid to Biomax for the supply of liquid fuel for the operation of the Termocentro center, when it be required in the next two years.

(5)	Mainly includes the account receivable from FEISA for said entity to provide financing to workers to purchase shares in the sales program of the Nation's share of $2,185, divided into share credit of $286 payable in 5 years at an interest rate 4% EA and an incentive credit of $2,954 payable in 6 years as an original amount.

(6)
Includes worker housing credits for $14,108 (2014 - $14,998) (2013 - $11,256), vehicle purchase loans to workers for $3,193 (2014 - $3,193) (2013 - $3,144) and other loans to employees of $1,388 (2014 - $1,388) (2013 - $1,187).

The interest agreed for employee loans is between 6% and 7% effective interest rates.
(7)	Includes the Health Solidarity Fund, created for attending serious health situations affecting workers that are beneficiaries of the Collective Agreement or Convention or members of the basic family group, regarding which existing alternatives for coverage have been exhausted. Fund resources, in addition to the initial Company contribution of $200, are derived from semester contributions from employees and the Company, liquidated in the months of June and December, in equal proportions, equivalent to one percent (1%) of the value of the base salary of each worker.
(8)	Corresponds to the following advanced payments and balances in favor:

	2015	2014	2013

Advance on income tax surcharge – CREE (*)	27,776	-	-
Sales tax in favor	1,633	1,396	2,744
Advances and balances in favor of Industry and Commerce taxes	967	431	24

Total	30,376	1,827	2,768

(*) For 2014 and 2013 the net value between taxes and advances was payable, therefore is showing in liabilities.
Expiry of the non-current portion of diverse debtors for the next years is the following, without deducting the portfolio provision:
Year of expiry	Value

2017	26,341
2018	3,923
2019	3,923
2020 2021 and following	3,923 5,212
43,322

Notes to Financial Statements

Age composition of debtor balances to December 31, 2015 was:

Type of Debtor	Not expired	Expired 1 to 180 days	Expired 181 to 360 days	Expired more than 360 days	Total

Accounts receivable from clients	435,582	489	-	-	436,071
Doubtful accounts	-	-	-	8,465	8,465
Advances and prepayments	30,380	-	-	-	30,380
Other debtors	50,811			-	50,811
Trust account	1,429	-	-	-	1,429
Impairment	(56)	-	-	(8,465)	(8,521)
	518,146	489	-	-	518,635

Age composition of debtor balances to December 31, 2014 was:

Type of Debtor	Not expired	Expired 1 to 180 days	Expired 181 to 360 days	Expired more than 360 days	Total

Accounts receivable from clients	297,196	117	-		297,313
Doubtful accounts	-	-	-	1,421	1,421
Advances and prepayments	1,827	-	-	-	1,827
Other debtors	23,767	20	1	-	23,788
Trust account	1,338	-	-	-	1,338
Impairment	-	-	-	(1,421)	(1,421)
	324,128	137	1	-	324,266

Age composition of debtor balances to December 31, 2013 was:

Type of Debtor	Not expired	Expired 1 to 180 days	Expired 181 to 360 days	Expired more than 360 days	Total
Accounts receivable from clients	262,271	14	-	-	262,285
Doubtful accounts	-	-	-	1,435	1,435
Advances and prepayments	2,768	-	-	-	2,768
Other debtors	20,375	114	4	-	20,493
Trust account	1,260	-	-	-	1,260
Impairment	(1,889)	-	-	(1,435)	(3,324)
	284,785	128	4	-	284,917

Notes to Financial Statements

Guarantees extended by debtors:

In general terms to secure client debts blank promissory notes are set up with instruction letters, advance payments are required, bank guarantees, real estate guarantees, resource management by trust funds in charge of making payments to ISAGEN and pledging of resources (owned by the client and subsidies granted by the Ministry of Mines and Energy).

For employee debts mortgages, pledges are secured and promissory notes are signed.
9. Other assets
Breakdown of other assets:

	2015	2014	2013
Prepaid expenses(*)	43,315	37,251	17,687
Land(**)	950	950	950
Rights in trust – WESP agreement (***)	219	288	365
Other	357	357	357
Impairment	(398)	(398)	-
Total other assets	44,443	38,448	19,359
Less current portion	(43,534)	(37,539)	(18,052)
Total non-current portion	909	909	1,307

(*)	Breakdown prepaid expenses:

	2015	2014	2013

Combined material damage insurance	40,388	34,602	15,175
Surgery and hospitalization insurance	1,769	1,504	1,449
Civil liability insurance	409	467	497
Accident life insurance	377	362	312
Infidelity and financial risk insurance	91	91	78
Performance bond	8	64	65
Other policies	273	161	111

	43,315	37,251	17,687

(**)	Corresponding to land received in payment in the liquidation process of Textiles Espinal S.A. to pay for the debt acquired for energy sales. Said company entered into liquidation and the Corporation Superintendence distributed its goods among creditors. ISAGEN has a share of approximately 7.61% of the undivided property.

Notes to Financial Statements

In 2014 an impairment of $398 was recognized resulting from real estate appraisal at market prices.
(***)	Commercial and payment management trust created with Corficolombiana to manage the contributions made by the companies Wayuú S.A. E.S.P. and ISAGEN as part of the Agreement executed for the development of a wind farm in Guajira. As at December 31, 2015 this management trust was in process of accounting liquidation.
10. Inventories
Breakdown of the value of inventories is included below:

	2015	2014	2013

Materials and supplies (*)	53,281	77,866	73,594
Parts (**)	45,483	17,609	14,918
Advances (***)	4,287	14,972	3,872
Other inventories	238	269	274
Impairment (****)	(5,584)	(869)	(302)

Total inventories	97,705	109,847	92,356

 (*)    The variation is mainly due to the sales of Jet A1 fuel that, to December 31 had a balance of $5,789 (2014 – $41,273) - (2013 - $40,831) and to larger purchases of materials and supplies for Termocentro and San Carlos plants.

(**)    In 2015 larger purchases of parts for production centers were made and Sogamoso project inventories were entered,

 (***)   Chevron Petroleum Company for gas supply contract for $ 4,287. In 2014 an advance it also had to Ecopetrol for the supply of gas for $ 12,569.

Note: Inventories of the Company are mostly in order to ensure the availability of plants and in that sense are kept at reasonable levels and the possibility of being used immediately.

Notes to Financial Statements

(****)   Inventory impairment movement includes:
	2015	2014	2013

Initial balance	(869)	(302)	(743)
Charge	(4,715)	(567)	-
Recovery	-	-	441
Final balance	(5,584)	(869)	(302)

In 2015, the value of inventories recognized as consumption expenses or operation and maintenance costs was $26,820 (2014 - $16,854) (2013 - $22,869).

For 2015, the value recognized as expense for inventory losses due to obsolescence and damage was $420 (2014 - $138) (2013 - $296).

On its part, during the period a recovery of $1,154 (2014 - $434) (2013 - $427) was obtained corresponding to income from inventory surpluses.

11. Cash equivalents
Cash equivalents comprise mainly collective portfolios measured at fair value with change to period income on account that the same are financial assets mainly acquired to generate short-term profit and Certificates of Deposit (CD) measured at amortized cost.
The balance of cash equivalents as of December 31, included:

	Interest rate EAR 2015	2015	2014	2013
Participative Securities
Collective Portfolios (*)	3.91% - 4.71%	1,822	4,365	3,454
Debt Instruments
Certificates of Deposit (CD)	4.80 – 4.85%	-	80,157	-
Other short-therm investments		-	-	17,084
Total cash equivalents		1,822	84,522	20,538

The rating assigned to the market risk of investments recognized was "2" and credit risk was "AAA".

Notes to Financial Statements

(1)	Breakdown for 2015, 2014 and 2013 was:
Counterparty	Rate	2015	2014	2013
Fiduciaria Bogotá	4.43%	536	284	239
Fiduciaria Bancolombia	4.37%	519	229	220
Corredores Asociados	4.71%	504	934	451
Valores Bancolombia	4.40%	116	339	206
Credicorp Capital	3.91%	95	473	207
Fiduciaria de Occidente	4.12%	52	911	873
Corficolombiana	-	-	715	802
Fiduciaria BBVA	-	-	480	456
Total		1,822	4,365	3,454

No investment had restrictions in 2015, 2014 and 2013.

Issuer and counterparty risk
Every month, the Company applies a model of issuer and counterparty quotas for the purpose of defining maximum credit exposure for different financial entities that meet the guidelines established by ISAGEN.  Quotas are permanently monitored and approved by a committee in order to alert of possible excesses in the use of these limits. To December 31, 2015, 2014 and 2013, all entities were within the allowable limits.
Investments with cutoff date to December 2015 show eleven (11) local banking entities and two (2) international entities (JP Morgan and Bank of America); six (6) collective investment funds. Portfolio yield in the month of December were 4.86% EAR for the position in pesos. It is important to note that the position in dollars is for complying with debt payment and treasury commitments which the Company has in other currencies. Currently, these resources are with national entities having credit ratings of AAA/AA+, and supervised by the Financial Superintendence of Colombia; and international entities with A+/A, thus complying with internal regulations.
Market risk
Regarding market risks, the Company has a model for estimating VaR (Value at Risk), monthly applied to Company's treasury position, with a confidence level of 99% and a time horizon of 1 year. The VaR has limits defined in relation to equity and the case it is exceeded, has to follow the procedure approved by the Board.
At the closing of 2015, VaR was 594.20 (0.36%) of the portfolio value that includes bank accounts and investments measured at fair value.

Notes to Financial Statements

At the closing of 2014, el VaR was 1,297 (0.04%) of the portfolio value, including bank accounts and investments measured at fair value.
At the close of 2013, VaR was in 510.3 (0.21%) of the total position, which includes bank accounts and investments measured at fair value.
Average life (duration) of treasury position at the closing of 2015 was 1 day, whereas for 2014 it was 20 days and for 2013 it was 26 days. The strategy of payment on demand instruments is maintained.

12. Cash and banks
The balance of cash and banks as of December 31, comprised the following:

	2015	2014	2013
Cash, banks and corporations:
Cash	46	43	79
Bank of America Miami Florida USA	169,505	120	96
Bancolombia (*)	124,466	98,180	152,009
J.P. Morgan Chase	22,722	6,042	1,421
BBVA	17,523	23,694	43,834
Banco de Bogotá	15,701	10,375	8,597
Banco GNB Sudameris	4,696	42,739	4,008
Banco de Bogotá Miami	4,224	4,600	4,744
Davivienda	2,129	4,494	261
Banco Agrario de Colombia	1,200	256	492
Colpatria	724	57	656
AV Villas	577	4,705	251
Banco de Occidente	468	7,876	11,932
Helm Bank	278	33,068	264
Corficolombiana	252	89	7
Corpbanca (formerly BancoSantander)	2	3,331	443
Citibank	-	4,632	61
Banks and corporations	364,467	244,258	229,076

Total cash and banks (**)	364,513	244,301	229,155

These accounts provide an average yield of 4.86% EAR (2014 – 3.90% EAR)

Notes to Financial Statements

(*)	Derived from OPIC insured credit commitments, Bancolombia savings and current accounts keep, as minimum, the value of debt service for one semester of this loan with an amount of $47,199 for 2015 (2014 - $39,283) – (2013 - $35,390).

(**)	There are collections from the Share Democratization Program corresponding to Nation resources, therefore these are restricted cash, as well as resources received from Biomax to ensure eventual supply of liquid fuels for Termocentro required to support its reliability charge.
The amount of restriction per year was as following:
	2015	2014	2013

Fuel supply guarantee	3,622	3,622	3,738
Collection Democratization Program	195	215	212
	3,817	3,837
Total restringido			3,950

There are no additional restrictions or limitations to those above indicated.

13. Share Capital
To December 31, subscribed and paid-in capital comprised the following:
	2015
Shareholder	Number of shares	Value	%

The Nation (1)	1,570,490,767	76,954	57,61
Empresas Públicas de Medellín - E.S.P.	358,332,000	17,558	13,14
Protección Pension Fund	126,868,047	6,217	4,66
Porvenir Pension Fund	191,163,739	9,367	7,01
Minorities (2)	479,217,447	23,482	17,58

Total corporate capital	2,726,072,000	133,578	100

Notes to Financial Statements

Annual General Meeting held on March 25, 2015, decided to release some of the occasional reserves to increase capital account and paid $65,426 for a new subscribed and paid capital $133,578.
	2014
Shareholder	Number of shares	Value	%

The Nation (1)	1.570,490,767	39,262	57.61
Empresas Públicas de Medellín - E.S.P.	358,332,000	8,958	13.14
Protección Pension Fund	152,555,521	3,814	5.60
Porvenir Pension Fund	89,577,492	2,239	3.29
Minorities (2)	555,116,220	13,879	20.36
Total corporate capital	2,726,072,000	68,152	100

	2013
Shareholder	Number of shares	Value	%

The Nation (1)	1,571,919,000	39,298	57.66
Empresas Públicas de Medellín - E.S.P.	352,960,000	8,824	12.95
Protección Pension Fund	133,639,132	3,341	4.90
Porvenir Pension Fund	109,235,240	2,731	4.01
Minorities (2)	558,318,628	13,958	20.48

Total corporate capital	2,726,072,000	68,152	100

(1)
On September 10 2015, the national Government reactivated the sales process of its share participation in the Company. Consequently, in the month of December, the National Government established a new minimum share price and the date for the auction which was scheduled for January 13, 2016.
To December 31, date of presentation of financial statements, the auction of 57.61% shares owned by the Nation had not taken place, and the same were subsequently awarded to BRE Colombia Investments LP, from the Canadian investment fund Brookfield Asset Management, and therefore do not include any adjustment arising from the change of control.

(See Note 34 Subsequent events)

(2)	Minority shareholders are all the owners, beneficiaries or managers of common shares that, as a whole, represent as maximum three percent (3%) of common shares in circulation.

Notes to Financial Statements

Company capital was represented in 2015, 2014 and 2013 by 2,726,072,000 authorized, subscribed and paid shares of a nominal value of $49, $25 and $25 per share respectively.
There are no restrictions on the distribution of dividends or the reimbursement of capital concerning these shares, Nonetheless, Company bylaws define the formula by way of which liquid profit is defined, used by the General Stockholders' Meeting as a basis to define the annual distribution of dividends. This formula establishes that from earnings after taxes, reserves mandated by law (legal reserve and the reserve provided under Article 130 of the Tax Statute) are subtracted, stem losses, if any, and other reserves (if defined) are subtracted to preserve credit rating and/or honor commitments with Financial Creditors.

14.  Reserves
The balance of reserves to December 31 includes:

	2015	2014	2013

Occasional reserve for credit rating (1)	720,906	910,744	745,741
Mandatory income tax reserve (2)	869,671	806,884	755,188
Legal reserve (3)	68,027	51,134	51,134
Occasional reserve for investments (4)	38,446	38,446	38,446
	1,697,050	1,807,208
Total reserves			1,590,509

(1)	Occasional reserve approved by the Stockholder's Meeting to maintain the Company's credit rating and compliance with commitments with creditors and investors. This reserve is available to the Stockholder's Meeting for its distribution at any time, according to the financial capacity. In 2015 it was released from the reserve $189,838, while in 2014 and 2013 it was constituted $165,003 and $215,857 respectively.
(2)	The General Stockholders' Meeting, in compliance with Article 130 of the Tax Statute has appropriated this reserve since 2004 from net profits equivalent to 70% of the higher value of tax depreciation over accounting depreciation. According to legal provisions this reserve may be released to the extent that depreciations later accounted exceed those annually required for tax purposes or assets are sold generating the higher deducted value. The release makes them distributable and thus available to the Stockholder's Meeting. The value established for 2015 was $86,733 (2014 - $74,130) – (2013 - $72,481) and amounts released were $23,946 for 2015 (2014 - $22,434) – (2013 - $16,352).

Notes to Financial Statements

(3)	Pursuant to law, the Company has the obligation to appropriate 10% of its annual net profits as legal reserve until the balance in this reserve is equivalent to 50% of subscribed capital. The mandatory legal reserve cannot be distributed before Company liquidation, but may be used to absorb or reduce annual net losses. Balances in the legal reserve exceeding 50% of subscribed capital are freely available to shareholders. To December 31, 2015, 2014 and 2013, the amount of this reserve was the minimum mandatory amount.
(4)	Occasional reserve for investments approved by the General Stockholders Meeting in 2009. Distributable under the same approval when financial conditions permit it.

The movement of reserves per year has been as follows:
	Occasional risk rating	Mandatory income tax	Legal	Occasional investments	Total
Dec 31,2012	529,884	699,060	51,134	38,446	1,318,524
Appropriation	215,857	72,480	-	-	288,337
Distribution	-	(16,352)	-	-	(16,352)
Transfers	-	-	-	-	-
Dec 31,2013	745,741	755,188	51,134	38,446	1,590,509
Appropriation	165,003	74,130	-	-	239,133
Distribution	-	(22,434)	-	-	(22,434)
Transfers	-	-	-	-	-
Dec 31,2014	910,744	806,884	51,134	38,446	1,807,208
Appropriation	65,426	62,787	-	-	128,213
Capitalization	(65,426)	-	-	-	(65,426)
Distribution	(172,945)	-	-	-	(172,945)
Transfers	(16,893)	-	16,893	-	-
Dec 31,2015	720,906	869,671	68,027	38,446	1,697,050

Notes to Financial Statements

15. Borrowings
The balance of borrowings on December 31 included:
	Interest rates 2015	Currency	2015	2014	2013	Maturity

Banking Club Deal (1)	IBR+4.30%	COP	1,560,625	1,540,698	1,085,574	2025
Power Finance Trust Limited (2)	IPC+5.25%	COP	364,844	379,718	412,650	2025
Bonds 15 (3)	IPC+6.99%	COP	411,432	409,642	410,706	2024
Bonds 10 (3)	IPC+6.48%	COP	301,807	299,388	301,053	2019
Bonds 7 (3)	IPC+5.93%	COP	209,777	207,984	209,887	2016
Bank Loan (4)	IBR+4.30%	COP	245,559	242,622	-	2026
Bank Loan (5)	IBR+4.05%	COP	251,859	-	-	2026
Banco Santander Spain (6	LIBOR+1.40%	USD	157,624	118,220	87,974	2032
Financial leasing (7)	DTF+4.1%	COP	89,996	82,761	79,683	2031
JBIC (8)	LIBOR+2.85%	USD	108,407	77,897	60,863	2025
Banco of Tokyo-BBVA (9)	LIBOR+1%	USD	36,294	36,756	38,558	2018
Total borrowings			3,738,224	3,395,686	2,686,948
Less – Current portion			(310,486)	(96,537)	(70,535)
Non-current portion (10)			3,427,738	3,299,149	2,616,413

(1)	Corresponding to the internal loan agreement signed in 2010 with ten (10) banks for $1,545,000 to finance the Sogamoso Hydroelectric project.
(2)	Corresponding to the loan with Power Finance Trust Limited obtained in 2005 with a term of 20 years, a grace period of 5 years, amortization in 30 semester installments, guaranteed by the Nation and OPIC (Overseas Private Investment Corporation) bond.
(3)	Corresponding to bonds for $850,000 to finance the Sogamoso project. Management of securities is conducted by Deceval S.A. and issuance has an AAA rating from Fitch Ratings Colombia.

Notes to Financial Statements

(4)	Corresponding to the internal loan agreement executed in June 2014 with Bancolombia and Banco de Bogotá for $240,000 destined to finance the Sogamoso Hydroelectric project. Credit conditions are: term 12 years, grace period 3 years and IBR+4.30% rate.
(5)	Corresponding to the loan agreement executed in December 2014 with Davivienda for $250,000 destined to finance the Sogamoso Project. Credit conditions are: term 12 years, grace period 3 years and IBR+4.05% rate.
(6) Corresponding to the amount disbursed under a credit agreement for a total amount of USD73,000 executed in November 2012 to finance the turbines for the Sogamoso project. The agreement is financed by Banco Santander Spain, has ECA (Export Credit Agency) guarantee Alemana Euler Hermes, for a term of 20 years, grace period 1.3 years and 6-month amortization.
 (7) Corresponding to financial leasing agreements with Leasing Bancolombia S.A., acquired in 2010, to finance equipment for the Sogamoso Project by vendors IMOCOM and SIEMENS, term 15 years as of the date of delivery of the equipment, principal grace period 5 years and payment of 24 rentals every 6-months at FCD+4.1%.
Future minimum payments under finance leases:
	Minimum payment of leases			Preset value of Minimum payment of leases
	2015	2014	2013	2015	2014	2013

One year or less	8,036	6,790	7,442	7,795	5,435	7,240
Between 1- 5 years	50,288	55,347	50,265	36,268	42,301	35,936
5 years or more	112,133	74,321	86,020	45,934	35,024	36,507
	170,457	136,458	143,727	89,996	82,761	79,683
Less: future finance charges	-	-	-	-	-	-

Preset value of Minimum payment of leases	89,996	82,761	79,683	89,996	82,761	79,683

(8)	Corresponding to the amount disbursed under tranche A of the credit agreement for a total amount of USD 66,000, executed in 2012 to finance Sogamoso Project generators. The agreement is financed by Japan Bank for International Corporation (JBIC) for a term of 12 years, grace period 6 years and 6-month amortization.
(9)	Corresponding to the amount disbursed of tranche B of the credit agreement for a total of USD 66,000, executed in 2012 to finance Proyecto Sogamoso generators. The agreement is financed by Bank of Tokyo-Mitsubishi UFJ Ltd. and Banco Bilbao Vizcaya Argentaria S.A., for a term of 5 years, grace period 1.5 years, 6-month amortization and ECA (Export Credit Agency) NEXI guarantee.

Notes to Financial Statements

 (10)  Following is the maturity of non-current borrowings, before the change of control could change the payment terms of some loans (see note 34)
Maturity Year	Value

2017	236,912
2018	278,023
2019 2020	566,709 287,315
2021 and following	2,058,779
3,427,738

In 2015 financial obligations were paid in the amount of $53,171 (2014 - $37,815) – (2013 - $52,889).
La Company has its borrowings guaranteed as follows:
•	Pledging of income for $47,199 (2014 - $39,283) (2013 - $35,390) every 6-months as counter-guarantee in favor of the Nation for its guarantee of the credit with Power Finance Trust Limited.
•	Notes signed for the benefit of Bancolombia S.A., Banco de Bogotá S.A., Banco Agrario S.A., Banco Davivienda S.A., Banco Popular S.A., Banco de Occidente S.A., Banco BBVA Colombia S.A., Banco Corpbanca Colombia S.A., Banco AV Villas S.A. and Helm Bank S.A until December 2025 in the amount of $1,515,923.
•	Notes signed in favor of Bancolombia S.A., Banco de Bogotá S.A. until February 2026 in the amount of $240,000.
•	Notes signed in favor of Banco Davivienda S.A. until December 2026 in the amount of $250,000.
•	Notes signed in favor of Leasing Bancolombia S.A. as guarantee of the financial leasing agreements to acquire equipment for the Sogamoso Project, supplied by SIEMENS S.A, and IMOCOM S.A. until the end of 2029 in the amount of $101,000.
•	Note signed in favor of Power Finance Trust Limited until December 2025 in the amount of USD212,000 and letter of credit to secure payment of semester installments in the amount of USD13.977.

Notes to Financial Statements

Pending disbursement of $812 (2014 - $21,285) (2013 - $24,987) under leasing agreements.

Currently ISAGEN has negotiated with national and international creditors, financial covenants to control Company debt (Debt/EBITDA) and obligations that require cash generation levels to secure coverage of debt service (EBITDA/Debt service). Additionally, there are a series of environmental commitments set forth in each of the financing agreements signed.
Covenants are permanently monitored by creditors and risk rating agencies and to this date ISAGEN has complied with all its acquired commitments.
The credit with political risk insurance of American Agency OPIC and guaranteed by National Government, has stipulated that in the event of a change of control, namely, if the Nation decreases its participation in ISAGEN to less than 50%, it triggers a mandatory prepayment of the credit that should be made within the following 90 days. In addition, the Company must recognize the costs of cancellation of the hedging transaction between the creditor and Citibank. Thus implying recognition of the respective impact in the statement of income and other comprehensive income for the period in which this event materializes. As of  December 31, 2015 the triggering event was not present.  The estimated impact of such cancellation was estimated in a loss of $87,870 (*) as of December 31, 2015; however, since the final value depends on the evolution of market interest rates, it should be calculated on the date the cancellation occurs.
To December 31 2015, the triggering event requiring obligation prepayment did not occur, and neither has any impact been generated. (See Note 34 Subsequent Events).

(*) Estimated as the difference between the net present values of the current credit expected flows and the net present value of credit expected flows on the terms initially agreed.
ISAGEN evaluates controls and follows risk exposure derived from debt operations, applying management policies to defined Company risks, seeking to minimize negative impacts arising from adverse movements in financial markets and/or detriment of economic variables applying controls to mitigate operative risks.

Notes to Financial Statements

Under the policy devised to manage market risks associated with the debt, debt service for the year was hedged by maintaining active positions in dollars, thus allowing reducing paid debt service by approximately $2,117.  Likewise, at the end of the year 50% of principal owed in dollars and the debt service for 2016 is hedged. With this strategy, the impact of the exchange rate was mitigated by $8,941.
Debt operations may be performed up to the total amount allowed by maximum debt capacity.
Capitalization decisions are made taking into account the defined financial structure and/or the established strategic objectives.
Debt operations are aimed at covering Company resource needs for working and investment capital and are performed under market conditions, taking into account opportunity, term, cost and financial risk criteria; amortization terms are defined according to the investment or cash flow behavior.
Different debt variables are analyzed for the purpose of defining the need to carry out hedging operations.

16. Deferred income tax

Deferred income tax breakdown was the following:

	2015	2014	2013

Deferred tax asset	43,367	33,727	27,374
Deferred tax liability	(726,792)	(602,059)	(550,579)

Deferred tax liability, net	(683,425)	(568,332)	(523,205)

-Deferred income tax movement was the following:

	2015	2014	2013

Initial balance	(568,332)	(523,205)	(497,046)
Debit to profit or loss Effect of deferred tax on other comprehensive income	(115,753) 660	(44,990) (137)	(14,590) (11,569)

Final balance	(683,425)	(568,332)	(523,205)

Notes to Financial Statements

Deferred tax asset and liability movement for the year was:

Deferred tax assets
	Property plant and equipment	Other assets	Financial Obligations	Other liabilities	Total
December 31,2012	-	6,960	15,900	-	22,860

Charge for the year	-	4,437	77	-	4,514
December 31,2013	-	11,397	15,977	-	27,374

Charge for the year	-	190	6,163	-	6,353
December 31,2014	-	11,587	22,140	-	33,727

Charge for the year	-	(3,933)	13,573	-	9,640
December 31,2015	-	7,654	35,713	-	43,367

Deferred tax liabilities
	Property plant and equipment	Other assets	Financial Obligations	Other liabilities	Total

December 31,2012	(525,188)	-	-	5,282	(519,906)
Charge (gain) for the year	(20,436)	-	-	1,332	(19,104)
Gaing to other comprehensive income	-	-	-	(11,569)	(11,569)

December 31, 2013	(545,624)	-	-	(4,955)	(550,579)
Charge (gain) for the year	(54,667)	-	-	3,324	(51,343)
Gain to other comprehensive income	-	-	-	(137)	(137)
December 31, 2014	(600,291)	-	-	(1,768)	(602,059)
Charge (gain) for the year	(124,189)	-	-	(1,204)	(125,393)
Charge to other comprehensive income				660	660

December 31, 2015	(724,480)	-	-	(2,312)	(726,792)

Total deferred tax, net	(724,480)	7,654	35,713	(2,312)	(683,425)

Notes to Financial Statements

Breakdown of the income tax charge was:

	2015	2014	2013

Deferred tax assets	9,640	6,353	4,514
Deferred tax liabilities	(125,393)	(51,343)	(19,104)
Total deferred tax expense	(115,753)	(44,990)	(14,590)

17. Provisions
Provision breakdown is included below:
	2015	2014	2013

Provision for retirement pension and post-employment benefits (1)	87,540	84,850	82,535
Provision for income and income related taxes (2)	-	22,278	43,156
Provision for social benefits (3)	24,400	21,891	18,588
Provision for contingencies (4)	4,201	4,342	2,929
Other provisions (5)	802	756	916

Total provisions	116,943	134,117	148,124

Less current portion:
Retirement pensions	6,683	5,893	9,677
Provision for income and income related taxes	-	22,278	43,156
Provision for social benefits	6,394	9,153	7,425
Other provisions	802	756	916
Total current portion	(13,879)	(38,080)	(61,174)
Total non-current portion (6)	103,064	96,037	86,950

(1) Provisions for pensions and post-employment benefits in the statement of financial position are:
	2015	2014	2013

Pensions (*)	42,032	41,644	42,969
Medical benefits post-employment (**)	41,952	39,515	36,562
Education subsidy and contributions	3,556	3,691	3,004
	87,540	84,850	82,535

Notes to Financial Statements

(*) the amounts recognized in the statement of financial position are determined as follows:
	2015	2014	2013

Current value of obligations (a)	77,452	76,968	78,634
Plan assets' fair value (b)	(35,420)	(35,324)	(35,665)
Total pensions	42,032	41,644	42,969

(a) Liability movement recognized in the statement of financial position was:
	2015	2014	2013
Initial balance	76,968	78,634	92,964
Interest cost	5,216	5,380	5,737
Payments	(6,356)	(5,718)	(7,569)
Actuarial profit	1,624	(1,328)	(12,498)

Final balance	77,452	76,968	78,634

(b)  Plan asset fair value movement:
	2015	2014	2013
Initial balance	35,324	35,665	36,987
Contributions	-	1,281	3,257
Pension payments	(6,356)	(5,718)	(7,569)
Yields	1,412	1,482	1,219
Actuarial profit	5,040	2,614	1,771

Final balance	35,420	35,324	35,665

A trust managed by Fiducoldex was established to support pension liabilities and post-employment benefits; the investment portfolio of this trust to December 31 comprises the following:
	2015		2014		2013
Type of investment	Amount	%	Amount	%	Amount	%
Public debt fixed rate	15,937	45	14,251	43	13,752	39
Bonds inflation rate	7,162	20	8,438	25	10,338	29
CD interbank rate	6,080	17	4,714	9	4,369	12
Bonds' fixed rate	3,238	9	3,326	10	3,353	9
CD inflation rate	2,503	7	2,076	6	1,495	4
Liquidity	-	-	1,759	5	1,923	6
Securitization Mortgage fixed rate	353	1	468	1	-	-
Securitization inflation rate	147	1	292	1	435	1
TOTAL	35,420	100	35,324	100	35,665	100

Notes to Financial Statements

The fund currently established was formalized by execution of an agreement on March 14, 2011 for a term of 5 years.
(**) Liability movement recognized in the statement of financial position was:
	2015	2014	2013

Initial balance	39,515	36,562	54,236
Interests cost	2,725	2,555	3,417
Services cost	1,488	1,258	2,033
Payments	(1,170)	(1,139)	(1,072)
Actuarial loss (gain)	(606)	279	(22,052)
Final balance	41,952	39,515	36,562

Charges to the statement of income and other comprehensive income for pensions and post-employment benefits was:
	2015	2014	2013

Net pension expense – Interests cost	3,804	3,898	4,518
Post-employment medical benefits expense (i)	4,213	3,813	5,450
Education subsidy and contributions expense (ii)	376	277	281
TOTAL	8,393	7,988	10,249

(i) Amounts recognized in the statement of profit or loss and other comprehensive income for medical benefits were determined as follows:
	2015	2014	2013

Interests cost	2,725	2,555	3,417
Services costs	1,488	1,258	2,033
TOTAL	4,213	3,813	5,450

 (ii) Amounts recognized in the statement of profit or loss and other comprehensive income for education subsidies and contributions were determined as follows:
	2015	2014	2013
Social security contributions
Interests cost	54	65	77
Education subsidy
Services cost	134	79	82
Interests cost	188	133	122
TOTAL	376	277	281

Notes to Financial Statements

Charges in other comprehensive income for pensions and post-employment benefits were as follows:
	2015	2014	2013

Actuarial (loss) gain for pensions	(2,129)	1,328	12,498
Actuarial (loss) gain for severance payments	(462)	(1,167)	343
Actuarial gain (loss) for post-employment medical benefits	605	(279)	22,051
Actuarial gain (loss) for education subsidy and contributions (i)	45	(201)	165
TOTAL	(1,941)	(319)	35,057
(i) Includes:
	2015	2014	2013

Education subsidy	(36)	(117)	91
Contributions to social security	81	(84)	74
TOTAL	45	(201)	165

For purposes of valuation it is assumed that the annual cost of the education subsidy will increase according to expected inflation.
According to the analysis performed in previous years, it is believed that an acceptable range for long-term inflation rate in Colombia is from 3% to 5%. As a better estimate to December 31, 2015 within the above mentioned range, the actuary suggests using a 3.5% rate. This inflation rate is consistent with future expectations and is included at the proposed discount rate.
Pursuant to the terms of the collective labor convention and the collective agreement, ISAGEN will recognize an education subsidy for active and retired employee children until reaching the age of 25, and the amounts of the subsidy are determined as described below:
•	For preschool, grade and high school, the subsidy is equivalent to three (3) minimum legal monthly salaries in effect, per year per child.
•	For higher education, the subsidy is equivalent to three point forty-three (3.43) minimum legal monthly salaries in effect, per year and per child.
Main estimates used for actuarial calculations were:
	2015	2014	2013

Discount rate (nominal)	7,6%	7,0%	7,1%
Return rate on assets (nominal)	7,6%	7,0%	7,1%
Social security pension increase (nominal)	3,5%	3,0%	3,0%
Pension increase (nominal)	4,5%	4,0%	3,5%
Salary increase (nominal)	4,0%	3,5%	3,5%
Long-term price inflation	3,5%	3,0%	3,5%

Notes to Financial Statements

Pursuant to IAS 19, the type of interest applied to discount post-employment benefits payable to workers, must be determined using market yields as reference, on the date of the balance, for bond issuance or high quality corporate obligations. In countries where a large market for these instruments does not exist, the yield of government issued bonds shall be used, on the date of the balance.
Colombia does not have a large market of fixed income, high quality and long term financial instruments that may be used as reference. Consequently, ISAGEN established its discount rate hypothesis based on the inflation assumption and the yield curve of Government Bonds (TES B curve) denominated in real value units (RVU), with have "Investment Grade" since 2010.
The rates of the real yield curve are obtained from the information published daily by the Colombian Stock Exchange.

The table below shows the behavior in present value of the obligation for each of the benefits defined in respect of the percentage variation of 100 basis points above or below that used for actuarial calculations.
Assumptions	Pension	Social security contributions	Severance	Education	5-years	Seniority	Medical
Obligation base	77,452	572	3,869	2,985	541	13,583	41,952
Changes in discount rate
Discount rate increase +1%	69,949	564	3,540	2,747	509	12,740	36,241
Discount rate reduction -1%	87,644	579	4,239	3,260	576	14,535	49,171

Changes in salary increase
Salary increase rise +1%	-	-	4,386	-	580	14,624	-
Salary increase reduction -1%	-	-	3,400	-	505	11,377	-

Changes in benefits increase
Benefit increase rise +1%	-	-	-	3,283	-	-	-
Benefit increase reduction -1%	-	-	-	2,724	-	-	-

Changes in medical trend
Medical trend increase +1%	-	-	-	-	-	-	47,890
Medical trend reduction -1%	-	-	-	-	-	-	37,237

Notes to Financial Statements

Summary of main demographic hypothesis
Age of retirement (employees included in the pension plan of the collective labor convention or collective agreement de ISAGEN)	55 years for men and 50 years for women, 20 years of service, for both men and women.
Age of retirement (remaining employees)
According to date of birth:

- Men born before 1/1/1954 and women born before 1/1/1959:
60 years (men) and 55 years (women)
- Men born after 31/12/1953 and women born after 31/12/1958:
62 years (men) and 57 years (women)

Mortality	RV-08 (Valid retirees)
Disability	Not applicable
Rotation	Not applicable

Actuarial calculations include 135 retirees of which 111 retirees with shared pension (2014 – 113) (2013 – 95), 17 retirees and expecting pension from Colpensiones (2014 – 18) (2013 – 39), 6 life substitutions (2014 – 4) (2013 – 2), 1 active worker having met retirement requirement and awaiting process completion with Colpensiones (2014 – 2) (2013 – 2).

(2)Provision for ordinary income tax
To calculate income taxes the following criteria were taken into account, among others:
•	Tax revenues are levied at a 25% rate.
•	On June 4, 2010, ISAGEN and the Nation (Ministry of Mines and Energy) signed an agreement for legal stability for the entire Company for a period of 20 years. By way of this agreement, tax provisions, certain customs requirements and other provisions relating to public utilities were stabilized. Among tax provisions the following are noted: ordinary income tax tariff, special deduction of 30% for new investments in productive fixed assets, tax discount of VAT paid upon importing heavy machinery for basic industries, exclusion of nominal revenue for residential public utility companies and companies developing supplementary activities of power generation and tax exemption for external public credits.

Notes to Financial Statements

This agreement guarantees that, in the event of adverse modifications to the provisions stabilized thereunder, such stabilized provisions will continue to apply throughout the term of the agreement
•	Law 1430 of 2010, eliminated the special deduction for investments made in productive fixed assets established in article 158-3 of the Tax Statute, however, by executing the legal stability agreement mentioned above, this provision was stabilized for a period of 20 years.
Enforcement of this provision and based on the investments performed, both in direct purchase as by financial leasing with irrevocable purchase option, ISAGEN decreased ordinary liquid income for the period by $36,675 (2014 - $270,399) (2013 - $258,720).
•	Power generation companies are not subject to the nominal income regime.

•	Deductibility of 100% of industry and commerce, signs and boards and real estate taxes, effectively paid during the year or the taxable year, provided the same are associated with the economic activity taxpayer.

•	Deductibility of 50% of the tax on financial movements.

•	The 2012 Tax Reform, included a limitation to the deductibility of interest expenses, ignoring interests exceeding the average debt limit of 3 times the liquid equity of a company in the preceding year. At the closing of 2015, the Company did not have to limit any amount in this regard.
Income tax for equity – CREE-
•	The applicable rate is 9%.

•	The taxable base is composed of income susceptible of increasing company equity, increased or decreased by sales returns, not taxed income and permitted deductions by law and regulations.

•	Does not allow to eliminate from the taxable base, special deductions for productive fixed assets and other special deductions not expressly included in regulations.

•	A minimum taxable base of 3% of liquid equity in the preceding year is established.

Surtax on income tax for equity CREE
Law 1739 of 2014 created a surtax for legal entities for the years 2015 to 2018. Technically corresponds to an increase in the rate CREE and not a surtax. That is because this surtax is applied to the taxable base CREE and not to the tax.
•	Taxable Base: Obtained in the same way that applies to the CREE. Rate: 2015: 5%, 2016: 6%, 2017: 8% 2018: 9%.
•	Payment in advance: during the years 2015-2018 legal persons settled a payment in advance deposit of 100%. The tax base used will be calculated for the CREE of the previous year. It will be paid in two annual installments within the time limits set by the Government.

Notes to Financial Statements

Tax on Wealth

Taxes paid in this respect in 2015 were $29,983, corresponding to the tax created under Law 1739 of 2014, estimated on liquid equity held on January 1, 2015, at a rate of 1.15%.  This value was charged to the income statement.

For legal obligations should result in 2016 and 2017, the company will determine the value according to the rate marginalizes 1% and 0.4% respectively.

Other taxes
Discount of VAT paid for importing or acquiring heavy machinery for basic industries. The estimated discount value generated by this provision in 2015 was $474 (2014 - $2,797), (2013 - $4,472).

Determination of ordinary income tax to December 31 is included below:

	2015	2014	2013
Earnings before the provision for income taxes Plus non-deductible expenses or taxable income: Provisions Other non-deductible expenses Nondeductible expenses – Miel legal suit Other income	494,518 24,793 114,530 - 180	508,472 9,653 106,250 - 104	492,082 8,324 105,567 2,661 965

Less non-taxable income and deductible expenses:
  Non-taxable income from recoveries
  Deductible provisions
  Higher expense tax depreciation
  Adjustment for inflation inventory retirement
  Deduction productive fixed assets
  Other deductible expenses
  Other non-taxable income
	5,132 401 391,271 93 36,675 1,168 3,065	3,657 3,965 106,177 79 270,399 1,753 981	14,378 524 87,904 173 258,720 - 1,398
Profit from fixed asset sales	-	-	35
Liquid taxable income	196,216	237,468	246,467
Tax rate	25%	25%	25%
Ordinary income tax	49,054	59,367	61,617
Capital gains taxable			18
Income tax			10%
Capital gains tax			2
Total current income tax	49,054	59,367	61,619
Withholdings and balances in favor	(48,862)	(48,502)	(37,365)
Tax discount	(486)	(2,797)	(8,417)
(Balance in favor) balance payable	(294)	8,068	15,837

Notes to Financial Statements

Determination of the income tax for equity CREE to December 31 is included below:
	2015	2014	2013
Ordinary taxable liquid income Plus special deductions not allowed in CREE : Deduction productive fixed assets Donations Less non-taxable income Nominal taxes	196,216 36,675 332 102	237,468 270,399 - 104	246,477 258,720 219 1
CREE taxable base	233,121	507,763	505,405
CREE minimum base	78,307	73,823	68,528

Tax rate	9%	9%	9%
CREE income tax	20,981	45,698	45,486
CREE surcharge 5%	11,616	-	-
CREE self-withholdings	(35,060)	(31,471)	(18,167)
Advanced payment on surcharge previous year	(24,974)	-	-
(Balance in favor) balance payable	(27,437)	14,227	27,319

Charges to income statement for income taxes and income taxes for equity (CREE) were:
	2015	2014	2013

Income tax	49,054	59,367	61,619
CREE income tax	20,981	45,698	45,486
CREE surcharge	11,616	-
Total	81,651	105,065	107,105

Notes to Financial Statements

Reconciliation of the effective income tax rate is included below:
	2015		2014		2013
Item	Amount	Rate	Amount	Rate	Amount	Rate
Tax on accounting profit	123,630	25%	127,118	25%	123,021	25%

Plus non-deductible expenses and taxable income:
Provisions	6,198	1%	2,413	1%	2,081	1%
Other non-deductible expenses	28,632	6%	26,563	5%	26,392	5%
non-deductible expenses – Miel legal suit	-	-	-	-	665	0%
Other income	45	0%	26	0%	241	0%
	34,875	7%
			29,002	6%	29,379	6%
Less non-taxable income and deductible expenses:
Non-taxable income recoveries	1,283	0%	914	1%	3,595	1%
Deductible provisions	100	0%	991	0%	131	0%
Higher tax depreciation expense	97,818	20%	26,544	5%	21,976	4%
Adjustment for inflation inventory retirement	23	0%	20	0%	43	0%
Deduction for productive fixed assets	9,169	2%	67,600	13%	64,680	13%
Other deductible expenses	292	0%	438	0%	-	-
Other non-taxable income	766	0%	245	0%	349	0%
Gain on sale of fixed assets	-	-	-	-	9	0%
	109,451	22%	96,752	19%	90,783	18%
Current income tax	49,054	10%	59,367	12%	61,619	13%
Capital gains tax	-	-	-	-	2	10%

Notes to Financial Statements

Reconciliation of the effective rate for income tax for equity CREE is included below:

Item	2015		2014		2013
	Amount	Rate	Amount	Rate	Amount	Rate
Tax on accounting profit	44,507	9%	45,762	9%	44,287	9%
Plus non-deductible expenses and taxable income:
Non-deductible expenses	12,569	3%	10,431	2%	10,393	2%
Taxable income	7	0%	-	-	87	-
Less non-taxable income and deductible expenses:
Non-taxable income	738	0%	417	0%	1,420	2%
Deductible expenses	35,364	7%	10,078	2%	7,861	2%
CREE tax	20,981	5%	45,698	9%	45,486	9%
CREE surcharge	11,616	2%	-	0%		-

On July 13, 2012, the Sectional Tax Directorate of Medellin, issued a special requisition concerning the tax return for the taxable year 2009. This requisition questioned the basis for the special deduction for productive fixed assets requested by ISAGEN regarding substitute works (Bucaramanga-Barrancabermeja road) and the transfer of the Galán-Chimitá polyduct) of the Sogamoso Hydroelectric Project, duly answered by ISAGEN, stating for each point the reasons for which it is deemed that the deduction is applicable and attaching the necessary documents in support thereof.

Notwithstanding the above, the DIAN (National Tax Administration) issued an official revised settlement on April 12, 2013, denying the arguments presented by ISAGEN. For the purpose of exhausting all proceedings foreseen at the administrative level, the company presented within legal terms, a motion for reconsideration of the official revised liquidation for the tax return of 2009.  This motion denied by the tax administration for which reason the Company, within legal terms, filed a complaint against the above mentioned administrative acts (means of control) and seeking nullity thereof and the restitution of rights.

The Management of the Company considers it unlikely that the claims of the DIAN succeed.  The amount in discussion is $3,589 and the fine for inaccuracy is $5,743.

Income tax returns for the taxable years 2013 and 2014, have not yet become firm, and therefore may be subject to revision by national tax authorities.
In respect of the taxable year 2015, Company management believes that the amount accounted as tax provision suffices to cover any liabilities that may arise relating to this year. Income tax return for the year 2015 must be presented at the latest by April 12, 2016.

Notes to Financial Statements

(3) Mainly corresponding to the provision to cover labor benefits as severance (The former regime that are recognized as post-employment benefits), seniority premium and worker variable compensation according to the following:
	2015	2014	2013
Severance payment Previous balance	3,625	2,756	2,888
Service cost	175	126	138
Interests cost	232	174	184
Actuarial losses Year payments	462 (625)	1,167 (598)	(343) (110)
Total severance pay	3,869	3,625	2,757

Long-term labor benefits Previous balance	12,727	11,149	11,353
Service cost	1,322	1,117	1,157
Interests cost	840	745	692
Actuarial losses Year payments	695 (1,461)	999 (1,283)	(907) (1,146)
Total long-term labor benefits	14,123	12,727	11,149
Other provisions	6,408	5,539	4,682
Total	24,400	21,891	18,588

Charges to income for these items were as follows:
Retroactive severance payment

Item	2015	2014	2013
Services cost	175	126	138
Interests cost	232	174	184

Long-term benefits

Item	Seniority premium			5-years
	2015	2014	2013	2015	2014	2013
Services cost	1,270	1,071	1,111	52	46	46
Interests cost	806	716	665	33	30	27

Notes to Financial Statements

Charges to other comprehensive income for these items were as follows:
Retroactive severance payment

Item	2015	2014	2013
Actuarial losses	462	1,167	343

(4)
The sum of $802 (2014 – $756) (2013 – $916) corresponding to the provision to cover benefits awarded to clients under the loyalty program, consisting in awarding points for energy purchases that may be redeemed later through the use of technical services. Points are effective for a period of 2 years, but will become void if payments are not timely made. Company statistics show a high rate of use.

Includes, among others, provision to cover the contingency of losing the Nullity and Restitution of Rights proceedings against Municipality of Victoria, Caldas administrative acts regarding collection of royalty payments for exploitation of materials to be used in the construction of the Miel I plant. In the first instance ruling proffered on November 23, 2006, by the Administrative Court of Caldas, Company pleadings were denied. An appeal was filed before the Council of State. The estimated amount to be paid plus interests is $294 (2014 - $426) - (2013 - $426).
Likewise, provisions were established for joint liability in labor proceedings with Coopaneleros for $536 (2014 - $1,758) (2013 - $536). Provisions of $305 (2014 - $426) (2013 - $426) for electric power easements imposed in the Amoyá project and a provision to cover retroactive severance pay proceedings of $978 (2014 - $1,111) (2013 - $625). Legal cost in the proceedings against Mundial de Seguros for $660 ordered under the second instance ruling of this proceeding. Provision for Nullity Resolution No 2010-058 dated August 9, 2010, issued by the Municipal Treasury secretary of the Municipality of Tuta (Boyacá), concerning industry and commerce taxes for the taxable year 2008 in the amount of $895. In 2013 Provision of solidarity with the ICT Group for $ 821 was also included, this was recovered in 2014.

(5)
The sum of $802 (2014 – $756) (2013 – $916) corresponding to the provision to cover benefits awarded to clients under the loyalty program, consisting in awarding points for energy purchases that may be redeemed later through the use of technical services. Points are effective for a period of 2 years, but will become void if payments are not timely made.  Company statistics show a high rate of use.

For every 1,000 kWh of invoiced and timely paid power one (1) point is awarded, likewise, as an efficiency incentive for every 2 MVARh* (reactive energy) charged in the invoice one (1) ISAGEN Energy Point is voided in the invoice for consumption. The current value of one energy point is $172 *

* Amount expressed in Colombian pesos

(6)	Yearly projection of the non-current portion of estimated liabilities is the following:

Expiry year	Amount

2017	5,893
2018	5,893
2019	5,893
2020 2021 and subsequent	5,893 79,492
103,064

Notes to Financial Statements

18. Taxes, contributions and rates
The balance of taxes, contributions and rates to December 31 includes:

	2015		2014	2013

Withholdings	12,516		14,197	10,555
Contributions	3,378		8,548	9,797
Municipal taxes	879		295	890
Equity tax*	-	-	-	28,898

Total taxes, contributions and rates	16,773		23,040	50,140

(*)    The Company settled the equity tax based on the net assets (calculated in accordance with tax law) at January 1, 2011 at a rate of 4.8% plus a 25% surcharge. The taxes were filed in May 2011 and payment was made in 8 equal installments in May and September of 2011, 2012, 2013 and 2014.  The value recorded in the statement of comprehensive income corresponds to the actual net value of these future payment commitments, discounted with the Company's WACC.

19. Accounts payable
The balance of accounts payable includes:

	2015	2014	2013

Vendors (1)	254,985	193,741	125,735
Escrow accounts (2)	16,309	74,428	59,990
Creditors (3) Resources received for management (4)	30,375 10,419	44,837 6,579	14,389 4,986

Total accounts payable	312,088	319,585	205,100
Less: current portion	(298,148)	(309,484)	(140,224)
Non-current portion (5)	13,940	10,101	64,876

Notes to Financial Statements

(1) The balance of this account includes:
	2015	2014	2013

Power purchases	148,052	65,266	24,192
Gas purchases	59,096	21,848	20,067
Charges for use and connection	20,818	17,668	17,706
Acquisition of gods and services	13,425	13,253	11,208
Acquisition of goods and services Sogamoso	10,184	-	-
FAZNI	1,067	1,355	1,120
SIC	1,428	1,030	609
Investment projects	-	72,652	50,171
Others	915	669	662
Total vendors	254,985	193,741	125,735

To December 31 bank guarantees were obtained to guarantee gas supply to Chevron Petroleum Company for USD3,074, (2014 – USD1,508), payment of insured debt service to OPIC of USD13,977  (2014 - USD18,618) (2013 – USD18,549) and gas transportation by TGI for $27,537 (2014 - $19,867) (2013 -$17,913).
For the purpose of ensuring compliance with Energy Exchange transactions, reconciliations, supplementary services, STN use charges, CND services and CRD; and, in general, any payments to be made to SIC Manager, as provided in Resolution CREG No.19 of 2006 and its amendments and Resolutions CREG 157 and 158 of 2011, bank guarantees have been obtained for the benefit of r of XM Compañía de Expertos de Mercados S.A. E.S.P. for $115,000 (2014 - $110,000) (2013 - $75,000).
For purposes of compliance with Resolution CREG 061 of 2007 guarantees were secured to cover the reliability charge of USD 20,166 (2014 - USD 80,200) (2013 – UD 64,774) and guarantees for the environmental management plan in the construction of the transmission line of 116 KV of the Amoyá Project $370 (2014 - $370) (2013 - $370).

(2)	Corresponding to accounts payable for contractual withholdings made to contractors developing the construction of productive project as guarantee. The above withheld amounts will be returned when client satisfactorily receives the corresponding works. Also, from BIOMAX $3,622 (2014 - $3,622) (2013 - $3,738) were received to guarantee supply of Jet A1 liquid fuel for Termocentro generation.

(3)	Includes, among others, combined material damages insurance policy for $25,027 (2014-$34,783) (2013 - $25), Civil Liability and Tort Liability insurance for $349 (2014-$336) (2013 - $336),, contributions to pension funds for $1,620 (2014-$1,481) (2013 - $743), social security contributions for $1,144 (2014-$1,050) and parafiscal contributions $985 (2014-$886) (2013 - $898),, transportation and cartage $518 (2014-$466) (2013 - $1,185).

Notes to Financial Statements

In 2014 and 2013, account payable to the Nation as premium of the legal stability agreement executed in 2010 for $4,998 and $8,781 respectively, was also included.

(4)	Includes resources managed by the Company from the health solidarity fund for workers of $1,334 (2014 - $1,245) (2013 - $1,170) (See note 8). The non-reimbursable deposit of the Inter-American Development Bank (IBD) under the technical cooperation agreement to conduct the studies of the geothermal project of $6,351 (2014 - $2,600) (2013 - $1,592). Also, a deposit by CELEC EP – Ecuador in the agreement with ISAGEN for prefeasibility studies of the Binational Geothermal Project Tufiño – Chiles – Cerro Negro located in the border area between Colombia and Ecuador, in the Department of Nariño and the Province of Carchi in the amount of $ 2,734 (2014-$2,734) (2013 - $2,222).

(5)	The non-current portion mainly includes $1,234 (2014 - $1,145) (2013 – $3,738) of the health solidarity fund, deposits received for management: $9,084 (2014 - $5,334) (2013 -$3,816) and creditors $3,622 (2014 -$3,622) (2013 - $3,738). 2013 included contractual withholdings in amount of $56,252

20. Other liabilities
The balance of other liabilities included:
	2015	2014	2013

Advances for energy sales (*)	26,487	28,697	42,774
Democratization collection	187	211	212
Premium on legal stability contract (**)	1,819	-	57
Other (***)	300	224	476

Total other liabilities	28,793	29,132	43,519

(*)	Advances received from clients for future deliveries of power. Main balances correspond to Distribuidora y Comercializadora de Energía $8,320 (2014 - $932), Proeléctrica & Cía. S.C.A. E.S.P. $7,548 (2014 - $6,871), Generarco S.A.S. E.S.P. $3,431 (2014 - $4,774) (2013 - $1,532), Ruitoque S.A. E.S.P. $2,213 (2014 - $3,052) (2013 - $1,383), Colenergía S.A. E.S.P. $538, Durman Colombia S.A.S $453 (2014 - $472) y Compañía de Energía del Valle del Sibundoy $206. 2013 including in addition: Corporación Eléctrica Nacional S.A. – CORPOELEC S.A. $15,370, Energéticos S.A. E.S.P. $4,821, Empresas Municipales de Cali E.I.C.E. E.S.P. $2,878, Proeléctrica & Cía. S.C.A. E.S.P. $1,532 and GRUPO ICT II S.A.S. $1,468.
(**)	Principal and interests under the legal stability agreement executed with the Nation (Ministry of Mines and Energy)
(***)	Includes accounts payable under the agreement signed by the Company to act as portfolio collector of public lighting charges $163 (2014 - $80) (2013 - $144). Additionally, includes $100 (2014 - $99) (2013 - $96) of yields and capital payable for resources collected from accounts receivable from the Energy Exchange and belonging to the Nation for reduction of capital and 37 (2014 - $37) (2013 - $36) of interests payable for contributions to the WESP agreement.

Notes to Financial Statements

21. Revenues
Revenue for each of the years ended December 31 comprised:
	2015	2014	2013

Energy sales under agreements (*)	2,013,793	1,865,895	1,568,006
Energy sales at exchange	967,945	494,136	398,689
Gas sales	12,759	2,838	63,400
Technical services	8,523	8,689	8,034
Calderas substation compensation (**)	615	575	562
Reliability charge return (***)	(159,613)	(94,887)	(100,535)
Total revenues	2,844,022	2,277,246	1,938,156

(*)	Energy sales under agreements comprise $1,191,677 with regulated companies (2014 - $1,058,235) (2013 - $659,864) with non-regulated companies $822,116 (2014 - $800,606) (2013 - $709,675). In 2014 sales to Venezuela for $7,054 (2013 - $198,467).

(**)Corresponding to income from payments for use of the 115 kV substation, associated to Calderas plant, owned by ISAGEN and part of the Center-South Regional Transmission System whose operator is Empresas Públicas de Medellín E.S.P. as per agreement number 299990441287 executed between the parties, in accordance with CREG Resolutions -105 of 2009 and CREG - 026 of 2010.
Concentration of clients' revenue
In the year 2015, clients having more than 10% share in Company´s income were:
•	Codensa S.A. E.S.P., 15% with an amount of $179,922
•	Empresas Públicas de Medellín, 19% with an amount of $218,575
•	Electrificadora del Caribe S.A. E.S.P., 26% with an amount of $301,375
In 2014 customers with a participation greater than 10% in the revenues of the company were as follows:
•	Codensa S.A. E.S.P. 11.1% with an amount of $204,338.
•	Electrificadora del Caribe S.A. E.S.P. 14.68% with an amount of $270,239.
In 2013 the national electricity corporation S.A. - CORPOELEC was the customer with greater than 10% of the revenue of the Company with an amount of $ 209,170.

Notes to Financial Statements

(***) Represent the amount that the company have to return to the market when the value collected in sales by reliability charge exceed the company´s right.  In 2014 and 2013 figures as restated - see note 1.3.
The total income of the company are generated in Colombia, except for sales to Venezuela in 2014 and 2013 previously reported.

All of the non-current assets of the Company are located in Colombia.

22. Cost of sales
Cost of sales for the years ended December 31 included:
	2015	2014	2013

Energy purchases (*)	621,428	684,388	392,367
STN use and connection charges	217,378	198,067	228,920
Fuel (**)	309,039	254,763	252,064
Depreciation (***)	233,268	148,813	143,226
Personnel expenses	85,188	74,346	65,880
Maintenance and repairs	57,162	39,725	31,541
Transfer Law 99/93	50,185	39,732	38,020
Environmental management plan	29,713	14,128	12,799
Insurance	26,106	17,114	15,795
Security	16,602	14,330	18,243
Fazni contribution	15,564	12,096	11,822
Transportation and freights	15,061	14,665	13,842
Community relations	13,825	9,747	9,696
CND, CRD´S and SIC	13,294	9,513	7,994
Client Service	10,931	10,443	9,531
Cleaning and cafeteria	7,906	6,986	6,789
Professional fees	7,085	4,301	3,653
Research studies	4,865	1,528	1,224
Leases	4,670	3,443	3,135
Taxes and contributions	3,771	2,744	5,216
Chemical products	3,040	606	529
Readings	1,627	179	155
Publicity and advertising	290	318	405
Studies and projects	-	1,009	1,334
Other	4,595	3,386	3,242
Total costs of sales	1,752,593	1,566,370	1,277,422

(*)	2014 and 2013 figures as restated - see note 1.3.
(**)	Fuel purchases were higher due to higher thermal generation on account of the low hydrology occurring during the year which gave rise to market conditions favoring higher dispatch for Termocentro.
(***)	The increase in depreciation is mainly due to the commencement of operation of the Sogamoso plant.

Notes to Financial Statements

23. Other income

Other income for the years ended December 31 included:
	2015	2014	2013

Recoveries (1)	7,732	8,008	9,224
Recoveries of provisions and of impairment (2)	4,942	1,280	442
Fines and penalties (3)	3,921	34	32
Adjustment of commercial operation (4)	3,605	1,001	1,696
Surplus of inventories	1,154	434	427
Other services	813	928	886
Indemnifications	108	45	795
Worker sustenance	103	76	92
Collection commissions	68	50	72
Profit from assets sales	57	-	35
Procurement sheets sales	34	20	18
Others (5)	4,447	336	244
Total other income	26,984	12,212	13,963

(1)	Mainly including recoveries for disability $851 (2014 - $2,765) (2013 - $633),, recovery of the contribution to SSPD for the year 2011 of $1,479 (2013 - $1,459 as a part of the contribution of 2007), recovery of debt guarantees $ 174, recovery of portfolio provision Britilana $38 and Sicolsa $57, recovery of expense billing $1,634. In 2014, recovery of impairment of the account receivable from EMCALI for $1,903 was recovered. (2013 - $ 2,997), the deterioration of Texpinal by $ 973 and provision recovery income $ 1,156.
(2)	Mainly including recovery of administrative contingencies provision for Arauca Municipality of $3,652 due to public lighting, provision for the easement imposition proceeding with Yamile Criollo for $742 and labor contingencies for $341. In 2014 also it corresponds to recovery of provisions for litigation and 2013 recovery inventory impairment.
(3)	2015 Corresponding to a premium charged to Celsia S.A ¨E.S.P¨ for failure to comply with the stipulations under the Secondary Market Reliability Charge agreement of $3,920.
(4)	Mainly from adjustments to sales revenue from energy sales of $434 (2014 - $530) (2013 - $1,528) and adjustment to income from Hermes and JBIC credit premiums of $3,143 paid in excess
(5)	Mainly including the extraordinary income from the material damages policy as a result from the new negotiation $3,865.

Notes to Financial Statements

24.  Administrative Expenses

Administrative expenses for the years ended December 31 included:
	2015	2014	2013

Personnel expenses (1)	50,080	45,838	45,217
Taxes and contributions (2)	45,583	16,737	14,782
Leases (3)	11,987	11,928	11,990
Professional fees (4)	11,936	13,478	10,524
Maintenance and repairs	7,870	6,322	6,825
Depreciation and amortization	7,825	8,234	7,156
Information processing (5)	2,981	2,696	2,085
Public utilities	2,188	2,174	2,152
Communications and transportation	2,165	1,949	2,050
Legal expenses	2,100	339	38
Cleaning and cafeteria	1,908	1,915	2,182
Advertising	1,890	1,834	1,024
Security	1,479	1,467	1,190
Insurance	663	668	647
Materials and supplies	179	112	113
Other general expenses	2,701	2,910	2,982

Total administrative expenses	153,535	118,601	110,957

(1) Includes an adjustment to long-term and post-employment benefits liabilities such as: seniority premium, 5-years, and retroactive severance pay. These items are recognized using the projected credit unit method and the interest rate of long-term Colombian government bonds. For more details see Note 17.

(2) Tax and contribution expense includes:

	2015	2014	2013

Wealth Tax	29,983	-	-
Financial movements tax	7,730	9,551	8,178
Utilities Superintendence Contribution	4,401	2,732	2,192
Inspection fee Comptroller General's Office	2,470	3,110	2,781
CREG contribution	941	940	870
Real estate tax	36	19	15
Industry and commerce tax	20	379	721
Rates and Tolls	2	1	-
Stamp tax	-	3	-
	45,583	16,737	14,782

(3)	The Company as a Lessee has operating leases. The main operating lease is related with the company´s headcuarter. The Group does not have an option to purchase the leased asset at the expiry of the lease periods.

Notes to Financial Statements

The payments recognized as an expense was for 2015 $10.389 (2014 - $10,022) – (2013 - $9,831)
Non-cancellable operating lease commitments
	2015	2014	2013

One year or less	7,795	10,389	10,022
Between 1- 5 years	61,539	59,585	57,307
5 years or more	87,878	97,627	110,294
	157,212	167,601	177,623

(4)	Mainly including professional fees for financial consulting services $1,020 (2014 - $1,925) (2013 - $1,152), administrative consulting $3,410 (2014 - $3,894) (2013 - $2,738), legal consulting $1,302 (2014 - $1,727) (2013 - $1,207), audits $736 (2014 - $833), brokerage fees $1,281 (2014 - $1,251) (2013 - $1,251) and help desk services $2,088 (2014 - $2,006) (2013 - $1,568).
(5)	Document management services, courier and photocopying provided by the company Iron Mountain Colombia S.A.S. $ 2,494 (2014 - $ 2,279) (2013 - $ 1,910) and information system of contractors, monitoring legal risks and reputations of providers that is contracted with the company KONFIRMA S.A.S. $487 (2014 - $417) (2013 - $175).

25. Other expenses
Other expenses for the years ended to December 31 included:
	2015	2014	2013

Charges to provisions (1)	21,874	4,263	2,399
Commercial operation and labor expenses from previous periods (2)	4,526	3,223	8,987
Bank commissions and other bank expenses	2,436	3,105	3,331
Employee loan adjusts	1,272	1,847	3,750
Loss from fixed assets write-off	552	582	561
Trust fees	58	60	59
Other (3)	1,256	6,269	1,075

Total other expenses	31,974	19,349	20,162

(1)    In 2015 mainly including the provision for exchange debtors XM "Expertos en Mercados" $7,157 (2014 and 2013 there was no provision for this concept), inventory provision $9,211 (of which correspond to inventory valuation), client loyalty program points provision $ 624 (2014 - $481) (2013 - $644), provision for contingencies and litigation $5,102 (2014 - $2,789) (2013-$1,753) comprising severance pay retroactivity claims $7 (2014 - $2,032) (2013 - $804), administrative complaints $5,095. In 2014, legal costs in the proceedings against Mundial de Seguros of $660, Municipality of Tuta of $97 and solidarity $834.

Notes to Financial Statements

(2)	Mainly including the adjustment to worker labor benefits $1,957 (2014-$368) (2013 - $625), and lower estimated amounts of charges for use $2,086 (2014- $1,724) (2013 - $3,457). In 2013 further it includes $ 4,173 adjustment for interest and costs of the arbitration award related to Miel center.
(3)	In 2014, extraordinary expenses of $5,656 were incurred, arising from the economic compensation to Ecopetrol, as a result of Cusiana and Cupiagua gas supply negotiations to ensure fuel for reliability charges and Termocentro generation until November 2015, compensated by an increase in the supply capacity of these fields and a reduction in gas prices.

26. Financial Income
Financial income for the year ended December 31 included:
	2015	2014	2013

For assets measured at fair value
Collective Portfolios	12,936	15,922	11,644

For assets measured at amortized cost
Interest receivables from employees	3,541	4,013	2,074
Interest on investments	1,902	1,168	66
Interest on commercial accounts receivable	731	38	3,145
Interest on other financial assets and liabilities	609	518	667
Subtotal financial income For assets measured at amortized cost	6,783	5,737	5,952

Income from changes in the exchange rate of the financial instruments in foreign currency	57,126	6,235	2,002
Total financial income	76,845	27,894	19,598

Notes to Financial Statements

27. Financial expenses
Financial expenses for the year ended December 31 included:
	2015	2014	2013

For financial liabilities measured at amortized cost
Interest cost (1)	383,750	40,724	43,673
Pension and employees benefits interest (2)	7,011	9,054	9,005
Tax obligation interest (3)	195	1,459	5,251
Interest on judicial credits	-	-	2,661
Subtotal financial expenses for financial liabilities measured at amortized cost	390,956	51,237	60,590

Expenses from changes in the exchange rate of the financial instruments in foreign currency	124,008	53,323	10,504
Total financial expenses	514,964	104,560	71,094

(1)  This increase in mainly due to the fact that as of December 20, 2014, the Sogamoso Hydroelectric Plant commenced operation, date on which interest costs were capitalized.
(2)	Pension and labor benefit interests estimated according to IAS 19 methodology were as follows:
Item	2015	2014	2013
Pension plan	3,804	5,380	4,518
Health plan	1,953	2,555	3,417
Seniority premium	807	716	665
Retroactive severance pay	232	174	184
Education subsidy	136	133	122
Contributions	46	65	72
5-years premium	33	31	27

	7,011	9,054	9,005

(3) Amount corresponding to debt interests of equity taxes which last payment was made in September and the premium for legal stability, estimated at the effective tax rate.

Notes to Financial Statements

28. Basic and diluted earnings per share

Earnings per basic and diluted shares
Earnings per basic-share are estimated by dividing the net profit attributable to Company shareholders by the weighted average of common shares in circulation during the year, excluding common shares acquired by the Company and kept as treasury shares (See Note 13).
Earnings per diluted share are estimated by adjusting the average of common shares in circulation to simulate the conversion of all potentially dilutable common shares. The Company does not have instruments which may result in a dilutive effect on the ordinary shares.

Notes to Financial Statements

	2015	2014	2013

Earnings attributable to Company shareholders	297,381	358,417	370,387
Weighted average of common shares (*)	2,726,072,000	2,726,072,000	2,726,072,000
Earnings per basic and diluted share (**)	109.09	131.48	135.87

(*) Amount of shares
(**) Amount expressed in Colombian pesos

29. Dividends per share
Dividends paid in 2015 were $ 481,315 ($176.56 (*) per share), In 2014 $217,267 ($79.70 (*) per share) and in 2013 $188,918 ($69.30 (*) per share).

Management does not anticipate paying dividends in consideration of the results presented in 2015 and the level of legal reserves to be constituted.

(*) Amount expressed in Colombian pesos

Notes to Financial Statements

30. Related Party Transactions
	Shareholder (*)		Management	Board of Directors
	EPM	National Government

2015

Balance sheet balances
Accounts receivable	6,942	-	618	-
Obligations	6	100	-	-

Transactions related to profit & loss
Energy sales	218,575	-	-	-
Natural Gas sales	9,362	-	-	-
Use of Local Distribution System	18,684	-	-	-
Direct inputs combustion gas	8,729	-	-	-
Discounts	1	-	-	-
Interests	-	195	-	-
Power, water and telephone utilities	109	-	-	-
Professional fees	-	-	-	872
Salaries and labor benefits	-	-	5,118	-
Commissions	17	-	-	-

Other transactions
Dividends	63,267	277,286	26	-
2014

Balance sheet balances
Accounts receivable	-	-	801	-
Obligations	5	5,097	-	-

Transactions related to profit & loss
Energy sales	56,317	-	-	-
Natural Gas sales	844	-	-	-
Use of Local Distribution System	17,774	-	-	-
Interests	-	444	-	-
Power, water and telephone utilities	100	-	-	-
Professional fees	-	-	-	656
Salaries and labor benefits	-	-	5,428	-
Commissions	23	-	-	-

Other transactions
Dividends	28,131	125,168	10	-

Notes to Financial Statements

2013 Balance sheet balances
Accounts receivable	19,776	-	678	-
Obligations	493	8,877	-	-

Transactions related to profit & loss

Energy sales	56,317	24,637	-	-
Natural gas sales	34,936	-	-	-
Use of Local Distribution System	18,566	-	-	-
Interests	-	195	-	-
Power, water and telephone utilities	285	-	-	-
Professional fees	-	-	-	701
Salaries and labor benefits	-	-	4,870	-
Commissions	23	-	-	-

Other transactions
Dividends	24,460	108,934	16	-

ISAGEN uses the definition of related party established in the International Accounting Standard 24. For this purpose, ISAGEN understands by affiliates or related parties to:
•	Shareholders owning more than 10% of the shares of ISAGEN
•	Companies in which any shareholder who owns more than 10% of the shares of ISAGEN, have corporate control.
•	Companies related to the shareholders holding more than 10% of the shares of ISAGEN.
•	Members of the Board, Board Committees, General Manager, members of senior management as well as the companies where these directly or indirectly exert corporate control.
•	People who keep kinship within the fourth degree of consanguinity, affinity two civil first of any of the above.

Operations and relationships with ISAGEN´s affiliated or economic related parties, for the purchase and sale of goods and services will be made in accordance with the policy of transactions with affiliates and related parties approved by the General Assembly of Shareholders and taking into account the following guidelines in mind:
•	Prices and conditions shall be the market;
•	The terms and conditions shall be that the company usually use with unrelated third parties,
•	It must implement trade criteria approved by the Board.
•	They must implement mechanisms for risk management (insurance policies or similar) and relationships with suppliers that the company usually use with unrelated third parties.
•	Must be strictly applied the specific internal external regulation (e.g. industry) e (e.g. status of staff) to apply according to the type of operation.

Notes to Financial Statements

31. Other comprehensive income, net of taxes

Other comprehensive income breakdown is as follows:

Other comprehensive income	2015	2014	2013

Items that will not be reclassified to profit & loss:
Actuarial (losses) gains from defined benefits plan	(1,941)	(319)	35,057
Deferred tax on items that will not be reclassified to profit & loss (*)	660	(137)	(11,569)
Total items that will not be reclassified to profit & loss	(1,281)	(456)	23,488

Other comprehensive income for the year, net of taxes	(1,281)	(456)	23,488

Movement of other comprehensive income, net of taxes is the following:
	2015	2014	2013

Beginning balance	15,965	16,421	(7,067)
Actuarial (loss) gain on labor benefits	(1,941)	(319)	35,057
Deferred tax effect – gain (loss)	660	(137)	(11,569)

Ending balance	14,684	15,965	16,421

Notes to Financial Statements

32. Fair Value

Some of the Company´s financial assets are measured at fair value at the end of each reporting period.
The following table gives information about how the fair values of these financial assets are determined:

	Fair value hierarchy	2015	2014	2013
Assets at Fair value

Cash and banks	1	364,513	244,301	229,155

Collective portfolios	2	1,822	4,365	3,454

Plan assets' fair value	2	35,420	35,324	35,665

Except as detailed in the following table, the management considers that the amounts recorded of the financial assets and liabilities recognized at amortized cost in the financial statements, approximate their fair value.

	2015		2014		2013
	Book value	Fair value	Book value	Fair value	Book value	Fair value

Borrowings

Borrowings measured at amortized cost	3,738,224	3,814,766	3,395,686	3,526,678	2,686,948	2,885,509

33. Litigation and other legal matters

The Company is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. The Company accrues liabilities when it considers probable that future disbursements will be incurred and such amounts can be reasonably estimated. The related reserve is based on developments to date and historical information related to actions filed against the Company. As of December 31, 2015, 2014 and 2013 the Company had established reserves for contingencies of $4,201, $4,342 and $2,929 respectively, to cover legal actions against the Company in which its Management has assessed the likelihood of a final adverse outcome as probable.  A description of such contingencies is detailed in note 17.

Notes to Financial Statements

As of December 31, 2015 the Company had the following events that could give rise to assets:

•	Lawsuit against Grodco amounting to $63,720 for a request for damages for the inconveniences in Contract No. 46/3851, for the construction of the substitutive road Bucaramanga – Barrancabermeja, in the Capitancitos – Puente la Paz sector, within the Proyecto Hidroeléctrico Sogamoso.

•	Lawsuit against the Municipality of Caloto corresponding to Industry and Commerce Taxes amounting to $4,572.

•	Claim of damages corresponding to the possession and liquidation of Electrochocó to the Ministry of Mines and Energy and the Office of the Superintendent of Domiciliary Public Utilities amounting to $17,968.

•	Lawsuit against the Nation (Office of the Superintendent of Domiciliary Public Utilities) for damages in the winding-up of Empresas Públicas de Caucasia amounting to $3,495.

•	Lawsuit against Megaproyectos for damages caused by the advanced termination of the Contract No. 46/2629 amounting to $5,005.

•	Lawsuit against the Municipality of Cimitarra for the payment of Industry and Commerce Tax amounting to $9,306.

•	Lawsuit against resolutions issued by the Office of the Superintendent of Domiciliary Public Utilities whereby energy and gas contributions were fixed for 2011 and 2013 a mounting to $4,102.

•	Lawsuit against Liberty Seguros and AXXA Colpatria amounting to $8,746 arbitral process corresponding to the litigation related to the construction of the substitutive road Bucaramanga – Barrancabermeja, Capitancitos – Puente la Paz.

•	Claim to Compañía Mundial de Seguros for indemnity of the disaster of the Central Termocentro amounting to $15,284.

•	Lawsuit against Transportadora de Gas Internacional (TGI) amounting to $91,556 seeking the declaration of nullity of contract estf-025-G2392008 and that TGI be ordered to restitute any and all amounts that should have been paid to ISAGEN on account of the aforementioned contract, updating to present value from the date of payment and until the date when the arbitral award becomes firm.

Notes to Financial Statements

As of December 31, 2015 the Company is subject to certain legal actions that the Company's Management and its legal counsel consider to be "possible" for an aggregate amount up to $390,432.  No loss amount has been accrued for such possible legal actions, the most significant of which (individually or in the aggregate) are described below:

•	Lawsuit filed by Producciones Punch

On November 20, 1992 the company Producciones Punch S.A. filed a lawsuit against ISA S.A. (which was subsequently transferred to ISAGEN as a result of the spin-off) corresponding to the payment of damages and indemnification for the electric power rationing that took place in 1992.
On November 13, 2003 a first-instance ruling was issued denying the plaintiff's claims, because it was found grounded that as a result of the rationing decreed under a social state of emergency no greater burden was imposed on the plaintiff's part, taking into account that all Colombian society suffered the rigors of the rationing.  The first-instance ruling concludes that there is no obligation by the Nation and ISAGEN to repair the plaintiff as a result of a generalized damage, which the plaintiff did not have to bare in a greater proportion.

On November 27, 2003 the plaintiff filed a remedy of appeal against the first-instance ruling, which was admitted before the Council of State.

The process is at Office for the second-instance ruling since May 10, 2006.

Taking the foregoing into consideration, Management considers that there are no merits for such lawsuit to prosper and, therefore, they do not estimate the generation of any losses for the company.

The estimated contingency amount is $8,896.

Notes to Financial Statements

•	Impleaders (Llamamientos en garantía)

As from 2008, the Company was notified of the impleaders made against it by ISA (currently, XM Expertos en Mercados S.A. E.S.P) in 124 legal processes filed by several market agents against the capacity fee/charge liquidation during the period 2001 to 2006.

The problem was generated because the CREG issued Resolution 116 of 1996 commanding ISA in its capacity as Commercial Exchanges System Administrator ("Administrador del Sistema de Intercambios Comerciales - ASIC"), to settle and distribute the calculation of the capacity charge during the period 2001 to 2007. This resolution has been sued by simple nullity before the Council of State by both EMGESA and CHIVOR.

Some companies considered that errors were incurred during the calculation, which cause equity detriment/affectation. In the period 2002 to 2007, they filed lawsuits for Nullity and Reestablishment of  the Right.  Once the lawsuits were contested, ISA made an impleader (llamó en garantía) to the electric power commercializing and generating companies, arguing that the ASIC acted based upon a Contract of Mandate that he had entered into with those that were party to the impleader ("llamados en garantía").

ISAGEN considers being foreign to the issuance of the resolution sued and to the capacity charge liquidation activities and that the contract of mandate does not hold the principal harmless in case of abuse or culpa in the compliance with his contractual obligations.  Therefore, Management does not consider that those lawsuits will prosper and hence, a loss is generated for the Company.

As from the second semester of 2014 XM, the Ministry of Mines and Energy (CREG), and some plaintiff entities (EMGESA and CHIVOR), requested the suspension of some of the processes where ISAGEN had been party to the impleader ("llamada en garantía"). To this date, 106 out of the 124 impleaders that are in force and effect have been suspended, and are awaiting the issuance of the ruling by the Council of State in the appeal for annulment filed against Resolution CREG-116 of 1996.

The estimated value of claims amounts to $167,531. The methodology that the Company used for this estimate results from multiplying the total lawsuit claim times the proportion of the capacity charge that the company received with respect to the total remuneration of the system capacity charge, after discounting the compensation that the plaintiff agent received.

Notes to Financial Statements

•	Lawsuit filed by the Ministry of Mines and Energy

The Ministry of Mines and Energy issued Resolution No. 180436 dated April 10, 2006 whereby it claims the payment of rights in the Urrá project that had been previously given in ISAGEN's capital reduction process.  This capital reduction process was approved by the General Stockholders' Meeting of ISAGEN carried out on February 22, 2002 with the return of contributions in kind, in favor of the stockholders.  According to the foregoing, it was established that the Nation would be assigned the non-capitalized investment in Urrá for an amount of $7,266.

The Nation decided that some of the assets that corresponded to it as a result of the capital reduction carried out were managed by the Ministry of Mines and Energy. Subsequently, through Resolution 180436 of 2006, issued by the same Ministry, it declares a debt in charge of ISAGEN and in favor of the Nation and it is created an executive tittle against the Company to recover in its favor the $7,266. Such administrative action had recourse in the government methods and was confirmed by the Ministry.

On November 03, 2006, a suit was filed against such resolution and a first-instance ruling favorable to ISAGEN was obtained.

On May 26, 2015 a remedy of appeal was filed by the defendant against the first-instance ruling, which was admitted on June 24, 2015 before the Council of State.

Since November 9, 2015 this process is at Office for a second-instance ruling.
Management considers that there are sound legal arguments for such lawsuit to prosper and, accordingly, they do not estimate any losses for the Company.

The estimated value of the contingency amounts to $11,476.

•	Lawsuit filed by the Municipality of Tuta

The municipality of Tuta alleges the collection of the Industry and Commerce Tax for tax years 2007, 2008, 2009, 2010, 2011 and 2012 based upon the provisions of Law 14 of 1983 (on gross revenues) instead of applying Law 56 of 1981, a special norm applicable to power generating companies (on installed capacity).

Notes to Financial Statements

ISAGEN requested a declaration that it is not a passive (taxable) subject of such tax under the Law 14 regime, because the regime that should be applied is that of Law 56/81, since it is of a special character.

Currently, some processes are pending a first-instance ruling and others are pending a second-instance ruling, and with the latter, the expectation is that the first-instance ruling favorable to the Company be confirmed.

Management considers that there are sound legal arguments that shall allow the claims to prosper and, therefore, they do not estimate the generation of any losses for the Company.

The estimated contingency value amounts to $6,963.

•	Lawsuit filed by the Municipality of Arauca

The municipality of Arauca seeks the collection of public lighting tax for the tax periods between 2010 and 2013, because they consider that ISAGEN is a potential user of the public lighting system in that municipal jurisdiction given that, they allegedly carry out commercialization activities in the municipality.

Recently, the Council of State and the Administrative Court of Arauca have issued a jurisprudence establishing that in order to be a potential user of the public lighting service and, accordingly, a passive (taxable) subject of the public lighting tax, it is necessary to have an office, headquarters or commercial premises in that jurisdiction, from which any industrial, commercial or services activity is carried out, or to be the owner of an immovable property (real state) in that Municipality. ISAGEN due not meet any of the requirements to be a passive (taxable) subject in that territorial entity.

The processes are pending first-instance ruling, save one that although unfavorably ruled against ISAGEN, a favorable second-instance is expected because there is a recent jurisprudence that supports the company's arguments in the sense that we are not passive (taxable) subjects of the public lighting tax in the Municipality of Arauca's jurisdiction.

Notes to Financial Statements

Management considers that there are sound legal arguments that shall allow the claims to prosper and, therefore, they do not estimate the generation of any losses for the Company.

The estimated contingency value amounts to $3,402.

•	Lawsuit filed by Esgamo Ingenieros Constructores

On January 25, 2013 a lawsuit was filed against ISAGEN and ANLA, on account of civil and administrative liability of ANLA by direct and immediate effect of Proyecto Hidroeléctrico Sogamoso, because it was impossible for the plaintiffs to continue with the mining exploitation they exercised by virtue of the Concession Contract No. AIG-091.

The claims include:

-	Payment of material damages and lost profits (lucrum cessans)
-	Indexation of the amounts recognized in the condemnation
-	That the defendants be ordered to pay on an indemnification basis the reparation of the material damages on account of indirect damages and lost profits (lucrum cessans), caused on the plaintiff's equity, in the amount that shall result being demonstrated in the process.
-	That ISAGEN be ordered to indemnify the immaterial prejudice represented in the damage caused to ESGAMO by the environmental and mining authorities and by ISAGEN.
-	That ISAGEN be condemned to indemnify the prejudice caused to ESGAMO given the loss of opportunity to exercise its right to extend the mining concession contract foreseen in Article 77 of Law 685 of 2001 for up to 30 years more.

The core defense element of ISAGEN is based on the plea of absence of damage, because, in the Company's opinion, ESGAMO has enough reserves for exploitation of the mining tittle during the term of duration thereof.  The latter, pursuant to the expert opinion contributed by the Company with the answer to the lawsuit, and therefore, Management considers that there are no merits for such lawsuit to prosper; hence, it estimates that no loss will be generated for the Company.

Since October 30, 2014 the process is at Office of the Council of State, pending the resolution of the remedy of appeal that ISAGEN filed against the writ that denied the prospering of the prior exceptions proposed in the answer to the lawsuit.

The estimated value of the contingency amounts to $25,808.

Notes to Financial Statements

•	Lawsuit filed by Dioconda Poveda

On March 13, 2012 the company was sued for damages derived from the creation of a right of way of energy conduction for the Proyecto Amoyá in the land plots of the plaintiffs.

On July 2, 2013 the Administrative Court of Cundinamarca admitted the amendment to the lawsuit filed by the plaintiffs and on July 25, 2013 ISAGEN answers the suit proposing prior and substance exceptions.

On September 10, 2013 the process is opened to evidences; for that reason the process is in the probative stage and pending the issuance of the first-instance ruling.

Management considers that there are no merits for the lawsuit to prosper and, therefore, they do not estimate the generation of any losses for the Company.

The estimated value of the contingency amounts to $5,344.

•	Lawsuit filed by Reinaldo Oliverio Vega and Alfonso Suarez Pinto.

In lawsuits dated May 06, 2013 and June 28, 2013, respectively, they claim the recognition of the damages cased to the plaintiff in his capacity as possessor of a land plot located at the islands of the Sogamoso River devoted to agriculture exploitation, which was flooded as a direct consequence of the construction of the Hidroeléctrica Sogamoso.

These lawsuits were ruled in the first instance in favor of ISAGEN's interests and are pending the second-instance ruling.

Management considers that there are no merits for the claims to prosper and, therefore, they do not estimate the generation of any losses for the Company.

The estimated value of the contingency amounts to $3,925 and $1,199, respectively.

•	Lawsuit filed by the Municipality of Nobsa

Notes to Financial Statements

A lawsuit filed corresponding to a claim of the payment of the Industry and Commerce Tax for tax years 2009, 2010, and 2011 on account of "energy commercialization".

The Municipality of Nobsa claims the collection of the Industry and Commerce Tax based upon the provisions of Law 14 of 1983 (on gross revenues) instead of applying Law 56 of 1981, a special norm applicable to power generating companies (on installed capacity).

ISAGEN requested the declaration that it is not a passive (taxable) subject of that tax under the Law 14 regime, because the one that should be applied is that of Law 56/81, because it is of a special character.

Currently the processes are pending the first-instance ruling.

Management considers that there are sound legal arguments for the claims to prosper and, therefore, they do not estimate the generation of any losses for the Company.

The estimated value of the contingency amounts to $7,525.

•	Lawsuit filed by the Municipality of Yumbo

El  Municipality of Yumbo claims the collection of the Industry and Commerce Tax based upon the provisions of Law 14 of 1983 (on gross revenues) instead of applying Law 56 of 1981, a special norm applicable to power generating companies (on installed capacity) for tax years 2006, 2007, 2009, and 2010.

ISAGEN requested the declaration that it is not a passive (taxable) subject of that tax under the Law 14 regime, because the one that should be applied is that of Law 56/81, because it is of a special character.

The process is in the first instance and pending the setting of the date for initial hearings.

Management considers that there are sound legal arguments for the claims to prosper and, therefore, they do not estimate the generation of any losses for the Company.

The estimated value of the contingency amounts to $3,571.

Notes to Financial Statements

•	Lawsuit filed by Grodco

On June 17, 2013 the company was sued by this contractor, who is claiming the indemnification of damages for inconveniences in Contract No. 46/3851, for the construction of the substitutive road Bucaramanga – Barrancabermeja, in the Capitancitos – Puente la Paz sector, within the Proyecto Hidroeléctrico Sogamoso.

The Consortium seeks the declaration of breach by ISAGEN of its contractual obligations because it did not deliver all the land plots required for the works, it did not deliver studies and appropriate designs on a timely, thorough, and sufficient basis, which hindered the normal and timely execution of the contract.

In turn, ISAGEN seeks the declaration of contract breach imputable to the Consortium, because within the contractual term foreseen the contractor did not finish all the works engaged and given its denial to follow the technical specifications and ISAGEN's instructions.

The process is in the probative stage.  On February 3, 2015 it was ordered to deliver to the other party ("correr traslado") during 10 days a copy of the technical expert opinions presented by the firm LFO, which include the texts presented in September and December 2015.  For that reason, on February 17, 2016, ISAGEN presented a request for clarifications and supplementations to the technical opinion presented by LFO.

Management considers that there are merits for the claims that the Consortium filed to prosper and, therefore, they do not estimate the generation of any losses for the Company.

The estimated value of the contingency amounts to $46,760.

•	Lawsuit filed by the Municipality of Guachené

A lawsuit corresponding to the Industry and Commerce Tax for tax years 2007, 2008, 2009, 2010, and 2011 on account of "energy commercialization".

El  Municipality of Guachené claims the collection of the Industry and Commerce Tax based upon the provisions of Law 14 of 1983 (on gross revenues) instead of applying Law 56 of 1981, a special norm applicable to power generating companies (on installed capacity).

Notes to Financial Statements

ISAGEN requested the declaration that it is not a passive (taxable) subject of that tax under the Law 14 regime, because the one that should be applied is that of Law 56/81, because it is of a special character.

Since February 11, 2016, the process is at Office for a first-instance ruling.

Management considers that there are sound arguments for such claim to prosper and, therefore, they do not estimate the generation of any losses for the Company.

The estimated value of the contingency amounts to $810.

•	Lawsuit filed by Megaproyectos

On April 15, 2011 this lawsuit was filed, whereby they request indemnification of damages resulting from the advanced termination of Contract No. 46/2629.

The plaintiff's claims are:

a) That it be declared that ISAGEN breached the Contract No. 46/2629 entered into with Megaproyectos for the performance of works necessary for vehicle access in Central Miel I.
b) That the advanced termination of the contract by ISAGEN was made outside its contractual competences.
c) That as a consequence of the breach, ISAGEN is ordered to pay in favor of Megaproyectos the damages suffered during the execution of the works.
d) That it be declared that Megaproyectos invested in the works all the advanced payment given by ISAGEN.

In turn ISAGEN sued MEGAPROYECTOS, formulating, among others, the following claims:

That it be declared that MEGAPROYECTOS S.A. did not comply with the obligations acquired with Contract No. 46/2629.

That it be declared that pursuant to the aforementioned contract, ISAGEN was empowered to an early termination of the contract based on the breach of the contractor's obligations.

That it be declared that ISAGEN suffered damages due to the early termination of the contract and, therefore, it should be indemnified by the contractor and by ROYAL & SUN ALLIANCE SEGUROS (COLOMBIA) S.A.

Notes to Financial Statements

The process filed against ISAGEN is undergoing the first instance.  Since November 10, 2015 it is pending to be solved the remedy of appeal presented by MEGAPROYECTOS against the writ that did not admit the impleader ("llamamiento en garantía") that they formulated.

Since September 24, 2013 the process where ISAGEN acts as the plaintiff is undergoing the remedy of appeal proposed by the insurance company against the writ that admitted the impleader ("llamamiento en garantía") formulated by MEGAPROYECTOS.

Management considers that there is no merit for the claim that MEGAPROYECTOS filed to prosper and, therefore, they do not estimate the generation of any losses for the Company.

The estimated value of the contingency amounts to $3,463.

•	Lawsuit filed by Corporación Autónoma Regional for defense of the Bucaramanga plateau.

In a lawsuit dated March 24, 2015, ISAGEN seeks the declaration of nullity of Resolution No. 000871 corresponding to the forestry utilization rate calculated for the Proyecto Hidroeléctrico Sogamoso.

Within the environmental license of Sogamoso there is the forestry utilization permit (to cut trees down, dam works, roads, among others). This permit appears in the license, but the collection is made by the Regional Autonomous Corporations ("Corporaciones Autónomas Regionales"). Two Corporations have competence in the territory where the Sogamoso Central is located: CDMB and CAS.

These Corporations proceeded to collect the forestry utilization rate using a formula to liquidate the amount payable that did not take into account the applicable legal norms and the tax principles that rule the rates.  For that reason, the amounts liquidated were disproportioned and contrary to the legal order.

An appeal for reversal in the government methods was filed against  the action of liquidation and then it was requested the revocation of the action, but there was no pronouncement.  For this reason, a lawsuit for nullity and reestablishment of the right was filed.

On December 14, 2015 the Corporation presented an answer to the lawsuit with legality and lapsing of action exceptions, of which a copy was given ("se corrió traslado") to ISAGEN and they made the corresponding pronouncement.

Notes to Financial Statements

It is pending the setting of the date for holding the initial hearing, in which, among other actions, it must be decided whether or not the exceptions proposed prosper.

Management considers that there are sound legal arguments for their claims to prosper and, therefore, they do not estimate the generation of any losses for the Company.

The estimated value of the contingency amounts to $7,345.

•	Lawsuit filed by ENERTOLIMA

This lawsuit dated on September 01, 2015 seeks the declaration that ISAGEN is responsible for the damages caused as a result of the execution of the power connection contract entered into by and between ISAGEN and ENERTOLIMA for transportation of the power generated in the Central Hidroeléctrica Amoyá - La Esperanza.

According to the plaintiff, the damages consist of the fact that it had  an increase in power losses as from the moment the Central Amoyá was connected, omitting that those losses have ben regulated and the operator is recognized them with the rates charged to the users.  Additionally, ISAGEN holds full compliance with its obligations.

The process is in the first instance.  The initial hearing is scheduled to take place on April 4, 2016.

Management considers that there is no merit for such claim to prosper and, therefore, they do not estimate the generation of any losses for the Company.

The estimated value of the contingency amounts to $17,956.

•	Nullity and Reestablishment of the Right against the DIAN

On July 13, 2012, the National Tax and Customs Direction (Sectional Tax Office in Medellín), issued a special requirement related to the income tax return corresponding to tax year 2009. The requirement questions the applicability of the special deduction for real fixed productive assets requested by ISAGEN with respect to some substitutive works (Bucaramanga- Barrancabermeja road and transfer of the Galán-Chimitá multi-purpose pipeline) conducted in the Proyecto Hidroeléctrico de Sogamoso.

Notes to Financial Statements

The Company fully and timely exhausted the government methods (appeal to government authority) arguing in each point the technical, accounting and tax reasons according to which  it is considered that the deduction is applicable, further contributing the necessary evidence.

Notwithstanding, the DIAN processed all the actions in the government methods withholding the Company claims.  Within the legal term, the Company filed the lawsuit (means of control) of Nullity and Reestablishment of the Right against the administrative liquidation actions.

ISAGEN's Management considers that there are sound defense arguments to obtain a favorable decision to the Company's interest and no losses are generated for such concept.  The value under discussion amounts to $3,589 and the inaccuracy penalty amounts to $5,743.

Since October 27, 2015 the process is at Office for a first-instance ruling.

•	Claudia Patricia Ortiz G. et al.

On August 4, 2014, a people's action was filed against ISAGEN and ANLA before the Administrative Court of Santander, for alleged damages caused with the construction of the Central Sogamoso. ISAGEN, acting within legal time, responded the same through an answer dated October 7, 2014.

The purpose of the lawsuit is to guarantee the collective right that the community surrounding the Central has to a safe and sound environment, to the existence of ecological balance in the dam zone, to the management and rational utilization of the natural resources, and to the security and prevention of disasters that are technically preventable, which may affect the communities located downstream the dam.

Further, it is requested the restitution of the collective rights through indemnification or other effective actions; the performance of a new census of people affected; the modification of the environmental license; the relocation of people affected; and the start of a process of sanctions against ISAGEN.

Management considers that such people's action will not prosper, because the Company applies the highest quality and social responsibility standards to guarantee compliance with its obligations without affecting the natural resources and populations of the areas of influence of its projects.

Notes to Financial Statements

At year closing, the process is still undergoing the first instance.

Management considers that there is no merit for such claim to prosper and, therefore, they do not estimate the generation of any losses for the Company.

There is no estimated value for this process because people's actions are not consecrated in the legal system for the obtainment of economic benefits, but exclusively for the protection of collective rights that are considered violated or threatened.

•	Lawsuit against the Official Declaration No. Rad. 936 of October 8, 2014 and Resolution No. Rad. 151 of May 6, 2015, issued by UAE de Gestión Pensional y Contribuciones Parafiscales de la Protección Social-UGPP.

Through these administrative actions, the UGGP determined a $937 sanction in charge of ISAGEN, corresponding to an alleged delinquency and inaccuracy in the presentation of the self-settlements and payment of some contributions to the social protection system for the period January – December 2012.

The government methods (appeal to government authority) were timely and adequately exhausted, but although it decreased the value of the sanction after finding the clarifications that ISAGEN made, UGPP argued that some inaccuracy adjustments persisted.  For that reason, it proceeded to file the respective lawsuit against the corresponding administrative actions of liquidation.

The defense arguments of ISAGEN are, among others:

a)	That they made the contributions to the health, pension and labor risk subsystems, as well as the payroll contributions;
b)	There cannot exist delinquency in one of the subsystems such as labor risks, whereas the contributions to each of the other entities do appear recorded;
c)	The UGPP, mistakenly, gives to some payments the connotation of salaries when they are not;
d)	The Jurisprudence has recognized that the payments, recognitions, benefits or advantages that should have a purpose different from, directly o immediately, repay the activity, task, or labor of the worker do not constitute salary, even if they are received on account of or on occasion of the subordinated work relationship.

Notes to Financial Statements

The process is undergoing the first instance, and it is pending that the UGPP be notified of the writ that admitted the lawsuit dated on December 10, 2015.

Management considers that there are sound arguments for its defense and to obtain prosperity of its claims and, therefore, no losses would be generated for the Company.

The estimated value of the contingency amounts to $244.
34.   SUBSEQUENT EVENTS
The National government, as former controlling company of ISAGEN, on January 13, 2016, carried out an auction to sell its controlling interest (57.6%). All of these shares were awarded to BRE Colombia Investment L.P., an indirect subsidiary of the Canadian Brookfield Asset Management.  The sale became effective upon payment and account entry in DECEVAL on January 22, 2016.  This event for ISAGEN implies the obligation to effect prepayment of the OPIC secured loan within a term of 90 days for an amount of $367.050 and assume the costs of terminating the hedging operation associated therewith relating to interest rates amounting to USD 21,700, as of January 22, 2016.
The Company has different options to address this impact, one of which is changing the current credit line; such modification does not imply undoing the hedging operation and assuming the above-mentioned termination costs.  This alternative is being negotiated, if an agreement is not reached, the current credit line may be replaced with other financing sources already approved in the local and in the international markets.

Notes to Financial Statements

ACCRONYM REFERENCE TABLE
ANLA:	National Environmental License Authority
CND:	National Dispatch Center
CRD:	Regional Dispatch Center
CREG:	Energy and Gas Regulating Commission
COP:	Colombian pesos
EAR	Effective Annual Rate
ECA	Export Credit Agency
FAZNI:	Financial Support Fund to Provide Energy to None interconnected Areas
CPI:	Consumer Price Index
OPIC:	Overseas Private Investment Corporation
SIC:	Trade Exchange System
STN:	National Transmission System
UPME:	Energy Mining Planning Unit
USD:	United States Dollar